                                             Filed pursuant to Rule 424(a)
                                             Registration No. 333-52513
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 15, 1998
                                7,000,000 SHARES

                          TEEKAY SHIPPING CORPORATION
                                  COMMON STOCK
                                 (NO PAR VALUE)
                             ---------------------

     Of the 7,000,000 shares of Common Stock offered, 5,600,000 shares are being offered hereby in the United States and 1,400,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share are identical for both Offerings. See "Underwriting".

     Of the 7,000,000 shares of Common Stock offered, 2,800,000 shares are being sold by the Company and 4,200,000 shares are being sold by Cirrus Trust (the "Selling Stockholder"). See "Principal and Selling Stockholders". The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.

     Upon completion of the Offerings, the Selling Stockholder and an affiliated trust will, in the aggregate, own approximately 54.7% (approximately 51.4% if the Underwriters exercise their over-allotment option in full) of the outstanding Common Stock of the Company and will retain the power to elect a majority of the Company's directors and thereby to determine the Company's corporate policies.

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "TK". On May 15, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange was $27.75. See "Price Range of Common Stock".

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                             ---------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                  INITIAL PUBLIC          UNDERWRITING           PROCEEDS TO        PROCEEDS TO SELLING
                                  OFFERING PRICE          DISCOUNT(1)             COMPANY(2)            STOCKHOLDER
                                  --------------          ------------           -----------        -------------------
Per Share....................           $                      $                      $                      $
Total(3).....................           $                      $                      $                      $

---------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $500,000 payable by the Company.

(3) The Selling Stockholder has granted the U.S. Underwriters an option for 30 days after the date of this Prospectus to purchase up to an additional 840,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholder has granted the International Underwriters a similar option with respect to an additional 210,000 shares of Common Stock as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the Selling Stockholder will be
    $          , $          and $          , respectively. See "Underwriting".
                            ------------------------

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the
shares will be ready for delivery in New York, New York, on or about           ,
1998, against payment therefore in immediately available funds.

GOLDMAN, SACHS & CO.

                                            DONALDSON, LUFKIN & JENRETTE
                                      SECURITIES CORPORATION

                                                                     FURMAN SELZ
                            ------------------------

                The date of this Prospectus is           , 1998.

                                     [MAP]

                                     [PICS]

                                     [PICS]

                             AVAILABLE INFORMATION

     Teekay Shipping Corporation ("Teekay") has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form F-3 (the "Registration Statement", which term shall encompass all amendments thereto) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of its common stock, no par value (the "Common Stock"), offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: 14th Floor, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. In addition, the Registration Statement may be accessed electronically at the Commission's web site on the internet at www.sec.gov.

     Teekay is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. All such information may be inspected and copied at the public reference facilities maintained by the Commission at the locations, and may be accessed electronically at the web site, referred to above. Teekay's Common Stock is listed on The New York Stock Exchange (the "NYSE") and such reports and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Teekay intends to furnish to its stockholders annual reports containing audited financial statements and a report thereon expressed by independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information. Teekay also intends to furnish proxy statements prepared in accordance with Liberian law. As a "foreign private issuer" under the Exchange Act, Teekay is exempt from provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to stockholders and which relate to short-swing profit reporting and liability.
                            ------------------------

     FOR UNITED KINGDOM PURCHASERS: THE SHARES OF COMMON STOCK MAY NOT BE OFFERED OR SOLD IN THE UNITED KINGDOM OTHER THAN TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS, WHETHER AS PRINCIPAL OR AGENT (EXCEPT IN CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 OR THE FINANCIAL SERVICES ACT 1986), AND THIS PROSPECTUS MAY ONLY BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM IF THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1995.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS

     Teekay and most of its subsidiaries are incorporated in Liberia, and certain other of its subsidiaries are incorporated in The Bahamas, Canada, Japan, Singapore, Australia, Scotland and Panama. Most of the directors and executive officers of Teekay and its subsidiaries are residents of countries other than the United States. Substantially all of the assets of Teekay and its subsidiaries and a substantial portion of the assets of such directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon Teekay, its subsidiaries or such directors and officers or to realize against them in the United States upon judgments of courts of the United States predicated upon civil liabilities of Teekay, its subsidiaries or such directors and officers under the federal securities laws of the United States or the securities or blue sky laws of any state within the United States. In addition, because of a lack of precedent, investors should not assume that courts in the countries in which Teekay or its subsidiaries are incorporated, where directors or officers reside or in which the assets of Teekay, its subsidiaries or such directors and officers are located (i) would enforce judgments of United States courts obtained in actions against Teekay, its subsidiaries or such persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or blue sky laws of any state within the United States or (ii) would enforce, in original actions, liabilities against Teekay, its subsidiaries or such persons predicated upon the United States federal securities laws or any such state securities or blue sky laws.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange
Act) concerning the Company's operations, performance and financial condition, including, in particular, statements regarding: tanker supply and demand; the Company's market share in the Indo-Pacific Basin; future capital expenditures; the Company's growth strategy and measures to implement such strategy; the Company's competitive strengths; and future success of the Company. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; the Company's dependence on spot oil voyages; environmental and other regulation; the Company's potential inability to achieve and manage growth; and the other factors set forth in "Risk Factors." The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
                      ------------------------------------

     Unless the context otherwise requires, "Teekay" refers to Teekay Shipping Corporation, a Liberian corporation, and "Company" refers to Teekay and its consolidated subsidiaries. References to "Common Stock" mean the common stock of Teekay, no par value per share, and references to "Offering" mean the offering of shares of Common Stock offered hereby. Unless otherwise indicated, all information in this Prospectus assumes that the over-allotment option granted to the Underwriters by the Selling Stockholder has not been exercised. Certain shipping industry terms used in this Prospectus are defined in Exhibit A to this Prospectus, "Definitions of Shipping Terms." Unless otherwise specifically noted or the context otherwise requires, the term "tankers" refers to tankers and oil/bulk/ore carriers. All Dollar references in this Prospectus are to U.S. Dollars, unless otherwise specifically indicated.

     Certain statistical and graphical information contained in this Prospectus is derived from data published by the Drewry Shipping Consultants Ltd., the International Energy Agency and other sources. While the Company has no reason to believe that such information is inaccurate in any material respect, readers of this Prospectus are advised that some information in such databases is based on estimates or subjective judgments.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.

     The Teekay logo and the name Teekay Shipping Corporation are among the Company's trademarks. All other trademarks and trade names referred to in this Prospectus are the property of their respective owners.

                                  THE COMPANY
OVERVIEW

     The Company is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium size oil tankers. The Company's modern fleet of tankers provides transportation services to major oil companies, major oil traders and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast (the "Indo-Pacific Basin"). The Company believes that in each of the last six years it has transported more crude oil and petroleum products via Aframax tankers in the Indo-Pacific Basin than any other shipping company and estimates it has approximately a one quarter share of the Indo-Pacific Basin Aframax market.

     The Company's fleet consists of 46 vessels: 42 Aframax (75,000-115,000 dwt) oil tankers (including three vessels time-chartered-in) and oil/bulk/ore carriers ("O/B/Os"), three smaller oil tankers, and one Very Large Crude Carrier ("VLCC"). The Company's vessels are all of Liberian, Singaporean, Australian or Bahamian registry. The Company's fleet has a total cargo capacity of approximately 4.6 million tonnes and its Aframax vessels represent approximately 7.8% of the total tonnage of the world Aframax fleet. The Company intends to continue to supplement its fleet by selective orders of newbuilding vessels and selective purchases of modern, second-hand, high-quality tankers.

     The Company's fleet is one of the most modern fleets in the world, with an average age of approximately 7.8 years, compared to an average age for the world oil tanker fleet of approximately 13.7 years and for the world Aframax tanker fleet of approximately 12.2 years. The Company has been recognized by customers and rating services for safety, quality and service. For example, in each of the last eight years, Tanker Advisory Center, Inc. (New York) has rated the Company's fleet a "meritorious tanker fleet," a designation which, in the latest publication (January 1998), placed it in the top 5% of all fleets containing five or more tankers. Given the age profile of the world tanker fleet, increasing emphasis by customers on quality as a result of stringent environmental regulations, and heightened concerns about liability for oil pollution, the Company believes that its modern fleet and its emphasis on quality and safety provide it with a favorable competitive profile. See "Business--The International Tanker Market--Industry Fundamentals."

COMPETITIVE STRENGTHS

     The Company pursues an intensively customer- and operations-focused business strategy to achieve superior operating results. The Company's business strategy is based on the following five key competitive strengths:

     - MARKET CONCENTRATION: Scale and scope within a given market of the shipping industry are critical for efficient operation. By focusing on the Indo-Pacific Basin, the Company has been able, with a relatively small share of the world Aframax fleet (approximately 7.8% of total tonnage), to develop a significant presence in this region with charterers of medium-size tankers, facilitating comprehensive coverage of charterers' requirements and providing a base for efficient operation and a high degree of capacity utilization. The Company estimates that it has a market share of approximately 25% in this region, with its principal trading routes involving Australia, Japan and the United States.

     - OPERATIONAL CONTROL AND EXPERIENCED MANAGEMENT: The Company services substantially all of its needs in-house, without having to rely on outside ship managers or crewing agencies. The Company has experienced management in all functions critical to its operations, which affords a focused marketing effort, tight quality and cost controls, improved capacity utilization and effective operations and safety monitoring.

     - MODERN, HIGH-QUALITY TONNAGE: The Company's modern, high-quality fleet operates with high fuel efficiency and low maintenance and operating costs compared to the world fleet of Aframax tankers, 23% of which are 20 years of age or older. Only three of the Company's vessels are more than 15 years old and none is more than 18 years old. In an environment of increasingly stringent operating and safety standards, the age profile and quality of the Company's fleet has translated into a high level of acceptance by charterers.

     - LARGE FLEET OF UNIFORM-SIZED VESSELS: The Company's large fleet of Aframax tankers, many of which are in sister vessel series (substantially identical vessels), facilitates scheduling flexibility due to vessel substitution opportunities, permitting greater responsiveness to customer demands and enhanced capacity utilization. The scale of the Company's operations and resultant purchasing power, combined with the uniformity of its vessels, results in lower operating expenses than those experienced by smaller operators.

     - STRONG NETWORK OF CUSTOMER RELATIONSHIPS: The Company's intensively customer-oriented focus, combined with its other competitive strengths, have enabled it to establish a strong network of customer relationships and a reputation for transportation excellence among quality-sensitive customers.

     The Company's competitive strengths have resulted in "time charter equivalent" (or "TCE") rates and operating costs that are superior to averages indicated by industry data. As a result, the Company has achieved consistently higher operating cash flow per vessel as compared to an average of certain other publicly traded bulk shipping companies, which is illustrated in the graph below.

                      OPERATING CASH FLOW PER SHIP PER DAY
                             (Calendar Year Basis)

                                 FIGURE

                                        DOLLARS PER DAY
                        -------------------------------------------------------
                                                           *AVERAGE OF OTHER
YEARS                   TEEKAY FLEET AVERAGE            BULK SHIPPING COMPANIES
-----------             --------------------            -----------------------
1990                            11,014                          8,190
1991                            11,048                          9,389
1992                             7,393                          4,947
1993                             8,426                          5,034
1994                             9,033                          4,020
1995                            10,183                          4,478
1996                            11,432                          6,409
1997                            12,565                          7,874

------------

Information based upon respective company financial data.

* Vessel weighted average of the following companies: Bergesen d.y. A/S, Bona Shipholding Ltd., London & Overseas Freighters Limited, OMI Corp., and Overseas Shipholding Group.

GROWTH STRATEGY

     The Company's growth strategy is to leverage its existing competitive strengths to continue to expand its business and increase shareholder value.

     - MAINTAIN AND EXPAND AFRAMAX FRANCHISE IN INDO-PACIFIC BASIN. The Company anticipates that the continued upgrade and expansion of its Aframax tanker business in the Indo-Pacific Basin will continue to be a key component of its strategy. Over the past three fiscal years, the Company has increased its Aframax fleet by acquiring twelve vessels, while disposing of seven older Aframax tankers. With the largest concentration of Aframax tankers in the Indo-Pacific Basin, management believes the Company is able to provide the most comprehensive service to its customers thereby generating superior operating results. For example, the Company's size and scope of services has enabled it to enter into contracts of affreightment to provide large oil-company customers with ongoing services and which also grant the Company preferential rights on certain voyages, resulting in significant fleet utilization benefits and increased market share on strategically important routes.

     - LEVERAGE THE FRANCHISE TO PROVIDE VALUE-ADDED SERVICES. The Company's full-service marine operations capabilities, reputation for safety and quality, and strong customer orientation provide it with the opportunity to expand its business by providing additional value-added and innovative services, in many cases to existing customers. Examples of such services include the Company's recently-executed eight-year contract to provide Apache Energy Ltd. with an Aframax floating storage and off-loading vessel, and its outsourcing arrangement with Caltex Petroleum's Australian affiliate under which Teekay has acquired the entire tanker operation of the Australian affiliate and will service Caltex's oil transportation requirements formerly provided by that affiliate. By providing its customers with these value-added services, management believes that it will strengthen its franchise and further improve its financial performance. The Company expects that its participation in these types of activities will increase during the next several years.

     - SELECTIVELY EXPAND INTO RELATED MARKETS AND SERVICES. Management intends to identify expansion opportunities in new tanker market segments, geographic areas and services to which the Company's competitive strengths are well suited and which would enhance shareholder value. The Company may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions.

PRINCIPAL STOCKHOLDERS

     Prior to the Offering, approximately 74.6% of the capital stock of Teekay has, in the aggregate, been owned by the Selling Stockholder and an affiliated trust which are under the common supervision of a group of individuals, the majority of whom are members of Teekay's board of directors. The beneficiaries of these trusts include charitable institutions and affiliated trusts. After completion of the Offering, the Selling Stockholder and the affiliated trust will own approximately 54.7% of the Common Stock (approximately 51.4% if the Underwriters' over-allotment option is exercised in full). See "Risk Factors-- Concentration of Voting Power" and "Principal and Selling Stockholders."

                                  THE OFFERING

Common Stock offered:(1)
       U.S. Offering.................................    5,600,000    shares
       International Offering........................    1,400,000    shares
                                                         ----------
       Total.........................................    7,000,000    shares
                                                         ==========
Common Stock offered by:(1)
       The Company...................................    2,800,000    shares
       The Selling Stockholder.......................    4,200,000    shares
                                                         ----------
       Total.........................................    7,000,000    shares
                                                         ==========
Total Common Stock to be outstanding after the
  Offering(2)........................................    31,633,765   shares

New York Stock Exchange Symbol......     "TK"

Use of proceeds.....................     The net proceeds to the Company from
                                         the sale of the Common Stock offered
                                         hereby, after deducting underwriting
                                         discounts and estimated offering
                                         expenses payable by the Company, are
                                         estimated to be approximately $73.7
                                         million. The Company will not receive
                                         any proceeds from the sale of shares by
                                         the Selling Stockholder. The Company
                                         expects to use the net proceeds,
                                         together with other funds, to redeem
                                         its 9 5/8% First Preferred Ship
                                         Mortgage Notes due 2003. See "Use of
                                         Proceeds."
------------

(1) Assumes the Underwriters' over-allotment option is not exercised. If such over-allotment is exercised, up to an additional 1,050,000 shares will be sold by the Selling Stockholder. See "Underwriting."

(2) Based on the number of shares outstanding as of April 30, 1998. Excludes 1,843,135 shares of Common Stock reserved for issuance upon exercise of options under the Company's 1995 Stock Option Plan, of which options to purchase up to 1,160,251 shares of Common Stock at a weighted average exercise price of $26.67 per share were outstanding as of April 30, 1998. See "Management -- Executive Compensation."

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should consider all of the information contained in this Prospectus before making an investment in the Common Stock. The Company's financial performance is subject to various risks, including risks related to the cyclical nature of the tanker industry and its dependence on oil markets; the Company's dependence on spot oil voyages; environmental and other regulation; and the Company's potential inability to achieve and manage growth. Prospective purchasers should consider these and other factors set forth herein under "Risk Factors."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The following summary consolidated financial and other data of the Company were derived from more detailed information and financial statements appearing elsewhere in this Prospectus and should be read in conjunction therewith. For a discussion of the Company's recent operating results, see "Management's Discussion and Analysis of Results of Operations and Financial Condition." The Company changed its fiscal year end from April 30 to March 31, effective March 31, 1994, in order to facilitate comparison of the Company's operating results to those of other companies within the transportation industry on a calendar quarter basis.

                                                                                                       11 MONTH
                                                                                                        PERIOD
                                                             YEAR ENDED MARCH 31,                       ENDED
                                             -----------------------------------------------------    MARCH 31,
                                                1998           1997          1996          1995        1994(1)
                                             -----------    ----------    ----------    ----------    ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND PER DAY DATA)
INCOME STATEMENT DATA:
Voyage revenues............................  $  406,036     $  382,249    $  336,320    $  319,966    $  317,742
Voyage expenses............................     100,776        102,037        90,575        84,957        81,052
Net voyage revenues........................     305,260        280,212       245,745       235,009       236,690
Income from vessel operations..............     107,640         94,258        76,279        52,816        60,777
Interest expense(2)........................     (56,269)       (60,810)      (62,910)      (66,304)      (49,713)
Interest income............................       7,897          6,358         6,471         5,904         2,904
Other income...............................      11,236          2,824         9,230        12,839        10,245
Net income from continuing operations......      70,504         42,630        29,070         5,255        24,213
Net income from discontinued operations....          --             --            --            --         5,945
Cumulative effect of change in accounting
  for marketable securities................          --             --            --         1,113            --
Net income(2)..............................      70,504         42,630        29,070         6,368        30,158
PER SHARE DATA:
Net income from continuing operations......  $     2.46     $     1.52    $     1.17    $     0.29    $     1.35
Cumulative effect of change in accounting
  for marketable securities................          --             --            --          0.06            --
Net income
  -- basic.................................        2.46           1.52          1.17          0.35          1.68
  -- diluted...............................        2.44           1.50          1.17          0.35          1.68
Pro forma net income(2)
  -- basic.................................        2.47             --            --            --            --
  -- diluted...............................        2.45             --            --            --            --
Cash earnings -- basic(3)..................        5.78           4.75          4.51          5.48          6.33
Cash dividends declared....................        0.86           0.86          0.48            --            --
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and marketable securities.............  $  115,254     $  117,523    $  101,780    $   85,739    $  107,246
Total assets...............................   1,460,183      1,372,838     1,355,301     1,306,474     1,405,147
Total debt.................................     725,369        699,726       725,842       842,874       945,611
Total stockholders' equity.................     689,455        629,815       599,395       439,066       433,180
OTHER FINANCIAL DATA:
EBITDA(4)..................................  $  209,582     $  191,632    $  166,233    $  146,756    $  151,364
Cash earnings(2)(3)........................     165,575        133,554       112,107        98,716       113,998
Capital expenditures:
  Vessel purchases, gross..................     197,199         65,227       123,843         7,465       163,509
  Drydocking (accrual basis)...............      12,409         23,124        11,641        11,917        13,296
FLEET DATA:
Average number of ships(5).................          43             41            39            42            45
Average age of Company's Aframax fleet (in
  years)(6)................................         7.6            7.9           6.8           7.3           7.5
TCE per ship per day(5)(7)(8)..............  $   21,373     $   20,356    $   18,438    $   16,552    $   17,431
Vessel operating expenses per ship per
  day(8)(9)................................       4,554          4,922         4,787         4,748         4,879
Operating cash flow per ship per
  day(8)(10)...............................      12,664         11,819        10,613         8,944         9,133

(Footnotes on following page)

(Footnotes for previous page)

(1) For the 12 months ended March 31, 1994, voyage revenues were $345.0 million; income from vessel operations was $64.4 million; net income was $32.0 million; cash earnings were $121.6 million; and EBITDA was $162.3 million.

(2) Pro forma net income per share gives effect to the application of the estimated net proceeds to the Company of the Offering at the beginning of fiscal 1998 to redeem a portion of the Company's 9 5/8% First Preferred Ship Mortgage Notes due 2003, excluding the effect of a non-recurring charge of $4.8 million related to the redemption of such notes. Giving effect to the same pro forma adjustment, interest expense, net income and cash earnings for fiscal 1998 would have been $49.2 million, $77.6 million and $172.6 million, respectively.

(3) Cash earnings represents income from continuing operations before foreign exchange gains (losses) and before depreciation and amortization expense. Cash earnings is included because it is used by certain investors to measure a company's financial performance as compared to other companies in the shipping industry. Cash earnings is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

(4) EBITDA represents net income from continuing operations before interest expense, income tax expense, depreciation and amortization expense, minority interest, and gains or losses arising from prepayment of debt, foreign exchange translation and disposal of assets. EBITDA is included because such data is used by certain investors to measure a company's financial performance. EBITDA is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

(5) Includes vessels time-chartered-in, but excludes vessels of discontinued operations and a former joint venture.

(6) Average age of Company's Aframax fleet is the average age, at the end of the relevant period, of all the vessels owned, leased or time-chartered-in by the Company, excluding vessels of discontinued operations and a former joint venture.

(7) TCE (or "time charter equivalent") is a measure of the revenue performance of a vessel, which, on a per voyage basis, is generally determined by Clarkson Research Studies Inc.'s ("Clarkson") industry data sources by subtracting voyage expenses (except commissions) which are incurred in transporting cargo from gross revenue per voyage and dividing the remaining revenue by the total number of days required for the round-trip voyage. Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expense, port fees and canal tolls. For purposes of calculating the Company's average TCE for the year, TCE has been calculated consistent with Clarkson's method, by deducting total voyage expenses (except commissions) from total voyage revenues and dividing the remaining sum by the Company's total voyage days in the year. See "Exhibit A--Definitions of Shipping Terms."

(8) To facilitate comparison to prior years' results, excludes the results from the Company's Australian-crewed vessels, which comprised four of the Company's vessels during the fourth quarter of fiscal 1998. Vessel operating expenses for the Australian-crewed vessels are substantially higher than those for the rest of the Company's fleet on a per ship basis, primarily as a result of higher crew costs, with correspondingly higher charter rates associated with the charter arrangements for those vessels. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General" and "Business--Crewing and Staff."

(9) Vessel operating expenses consist of all expenses relating to the operation of vessels (other than voyage expenses), including crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses including communications. Ship days are calculated on the basis of a 365-day year multiplied by the average number of vessels in the Company's fleet for the respective year. Vessel operating expenses exclude vessels time-chartered-in.

(10) Operating cash flow represents income from vessel operations plus depreciation and amortization expense (other than drydock amortization expense). Ship days are calculated on the basis of a 365-day fiscal year multiplied by the average number of vessels in the Company's fleet for the respective year. Operating cash flow is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock.

CYCLICAL NATURE OF THE TANKER INDUSTRY; DEPENDENCE ON OIL MARKETS

     Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is a function of the number of new vessels built and older vessels scrapped, converted and lost. At March 31, 1998, the Aframax newbuilding orderbook contained orders for 94 vessels, or approximately 16% of the existing fleet. This substantial newbuilding activity, combined with declining scrapping rates since 1994 due to stronger charter rates, may result in a significant increase in tanker capacity supply in the near term. The demand for tanker capacity is influenced by, among other factors, global and regional economic conditions, increases and decreases in industrial production and demand for crude oil and petroleum products, developments in international trade and changes in seaborne and other transportation patterns. Demand for the Company's vessels and its services in transporting crude oil and petroleum products has been dependent upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on the Company. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, as well as competition from alternative energy sources. Because many of the factors influencing the supply of and demand for vessel capacity are unpredictable, the nature, timing and degree of changes in tanker industry conditions are also unpredictable.

DEPENDENCE ON SPOT OIL VOYAGES

     In fiscal 1998, the Company derived approximately 66% of its net voyage revenue from spot voyages. An additional 18% of net voyage revenues during fiscal 1998 was generated by time charters and contracts of affreightment priced on a spot market basis. The spot charter market is highly competitive and spot charter rates are subject to significant fluctuations based on tanker and oil supply and demand. There can be no assurance that future spot charters will be available at rates that will be sufficient to enable the Company's vessels to be operated profitably. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General" and "Business--The International Tanker Market."

COMPETITION

     The Company obtains employment for its vessels in a highly competitive market. Competition arises primarily from other Aframax tanker owners (including major oil companies as well as independent companies) and, to a lesser extent, owners of other size tankers. The Company's market share is insufficient to enforce any degree of pricing discipline in the markets in which the Company operates. There can be no assurance that the Company's competitive position will not erode in the future. Further, to the extent the Company enters new geographic areas or tanker market segments, or provides new services, there can be no assurance that the Company will be able to compete successfully in entering such markets or market segments or in providing such services. New markets may involve competitive factors which differ from those of the Aframax market segment in the Indo-Pacific Basin and may include participants which have greater financial strength and capital resources than the Company. See "Business--Competition" and "--Growth Strategy."

ENVIRONMENTAL AND OTHER REGULATION

     The operations of the Company are affected by extensive and changing environmental protection laws and other regulations, compliance with which has entailed significant expenses, including expenses for ship modifications and changes in operating procedures. In particular, the United States Oil Pollution Act of 1990, as amended ("OPA 90"), provides for the phase-in of the exclusive use of double-hull tankers at United States ports, as well as potentially unlimited liability for owners, operators and demise or bareboat charterers for oil pollution in U.S. waters. In complying with OPA 90, tanker owners generally will incur additional costs in meeting additional maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage as required by OPA 90. OPA 90 contains financial responsibility requirements for vessels operating in United States waters and requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of insurance or of qualification as a self-insurer or other evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90.

     Following the example of OPA 90, the International Maritime Organization (the United Nations' agency for maritime safety, referred to herein as the "IMO") adopted regulations for tanker design and inspection which are designed to reduce oil pollution in international waters and which will be phased in on a schedule depending upon vessel age. In addition, certain U.S. states, the European Community and other countries are considering stricter technical and operational requirements for tankers and legislation that will affect the liability of tanker owners and operators for oil pollution. Additional laws and regulations may be adopted which could limit the ability of the Company to do business or increase the cost of its doing business and which may have a material adverse effect on the operations of the Company. See "Business--Regulation." The Company currently maintains $700 million in coverage for liability for pollution, spillage or leakage of oil for each of its vessels. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on the Company. See "Business--Risk of Loss and Insurance."

POTENTIAL INABILITY TO ACHIEVE AND MANAGE GROWTH

     A principal component of the Company's strategy is to continue to grow by expanding its business both in the geographic areas and market segments where it has historically focused and into new geographic areas, market segments and services. The Company's future growth will depend upon a number of factors, both within and outside of the Company's control, including the Company's identification of new markets, the identification and entering into, or acquisition on favorable terms of, suitable joint venture opportunities or acquisition candidates, the ability to hire and train qualified personnel, the successful integration of any acquired businesses with the Company's existing operations, and the Company's ability to manage expansion and to obtain required financing. There can be no assurance that the Company will successfully expand its operations or that any expansion will be profitable. The Company has grown primarily by means of internal growth and has limited experience with completing acquisitions and integrating acquired businesses. The failure to identify, purchase, develop and integrate any acquired businesses effectively could adversely affect the Company's business, financial condition and results of operations. Further, the results achieved by the Company to date may not be indicative of its prospects or its ability to penetrate new markets, many of which may have different competitive conditions and characteristics than the Company's current markets. See "Business--Growth Strategy."

     To the extent it expands its operations, the Company will experience growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. This growth will increase the operating complexity of the Company and the level of responsibility of existing and new management personnel. There can be no assurance that the Company will be able to attract and retain qualified management and employees, especially qualified officers and other seagoing personnel, of which there is a limited supply, that the Company's current operating and financial systems and controls will be adequate as the Company grows, or that any steps taken to attract and retain management and employees and to improve such systems and controls will be sufficient.

RISK OF LOSS AND INSURANCE

     The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil is subject to the risk of crude oil spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. Any such event may result in loss of revenues or increased costs.

     The Company carries insurance to protect against most of the accident-related risks involved in the conduct of its business and it maintains environmental damage and pollution insurance coverage. The Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. There can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. See "Business--Risk of Loss and Insurance" and "--Regulation."

INDEBTEDNESS OF THE COMPANY AND RESTRICTIONS IN DEBT AGREEMENTS

     A substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby limiting the funds available for working capital, capital expenditures and other purposes. The Company's existing financing agreements impose operating and financial restrictions on the Company which affect, and in many respects significantly limit or prohibit, the ability of the Company to, among other things, incur additional indebtedness, create liens, sell capital stock of subsidiaries or other assets, make certain investments, engage in mergers and acquisitions, make certain capital expenditures or pay dividends. Several of the Company's existing financing agreements impose restrictions on changes of control of Teekay and/or its ship-owning subsidiaries, including a requirement for prior consent, and a requirement that the Company make an offer to redeem certain indebtedness. In addition, declining vessel values could result in a breach of certain loan covenants, which could give rise to events of default under the relevant financing agreements. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

     After giving effect to the Offering and the anticipated application of the Company's net proceeds therefrom to redeem a portion of the Company's 9 5/8% First Preferred Ship Mortgage Notes due 2003, the Company's pro forma ratio of debt to total capitalization at March 31, 1998 would have been 46.3% (the actual ratio at March 31, 1998 was 51.3%). See "Capitalization."

SEASONAL VARIATIONS IN OPERATING RESULTS

     The Company operates its tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. As a result, the Company's revenues have historically been weaker during its first two fiscal quarters, and, conversely, revenues have been strongest for the Company in its third and fourth fiscal quarters. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General."

OPERATION OF AGING AND SECOND-HAND VESSELS

     The Company's growth strategy includes the acquisition of second-hand vessels through purchases and chartering-in of such vessels. As of March 31, 1998, the Company's fleet included three tankers over 15 years of age, all of which were acquired second-hand. The average age of Aframax vessels scrapped during 1997 was approximately 23 years. In general, expenditures necessary for maintaining a vessel in good operating condition increase as the age of the vessel increases. Due to improvements in engine technology, older vessels are typically less fuel efficient than more recently constructed vessels. In addition, changes in governmental regulations, safety or other equipment standards may require expenditures for alterations, or the addition of new equipment, to the Company's vessels and may restrict the trades in which the vessels may engage. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. There is no assurance that market conditions will justify such expenditures or enable the Company to operate its vessels profitably during the remainder of their economic lives. In addition, second-hand vessels typically carry very limited warranties with respect to the condition of the vessels in comparison to warranties available for a newbuilding.

NEWBUILDINGS

     The Company currently has two newbuildings on order (subject to certain conditions), with deliveries scheduled for July and September 1999. The estimated delivered price for each vessel, including related charges, is approximately $38.0 million. The Company also has options for further newbuildings under similar terms, and may order additional newbuildings. In the case of a newbuilding, the Company is typically required to expend substantial sums in the form of progress payments during the construction of the vessel, but the Company does not derive any revenue from the vessel until after its delivery. Moreover, if the shipyard were unable to complete the contract or if the Company were unable to obtain financing required to complete payments on any of its newbuilding orders, the Company could effectively forfeit all or a portion of the progress payments previously made with respect to such contract.

EXPOSURE TO CURRENCY EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS

     While virtually all of the Company's revenues are earned in U.S. dollars, a portion of the Company's operating costs are incurred in currencies other than U.S. dollars. This partial mismatch in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Japanese Yen, the Singapore Dollar and the Australian Dollar.

     At March 31, 1998, approximately $376.7 million, or 51.9%, of the Company's indebtedness bore interest at floating interest rates. Increases in interest rates would increase interest payments on such indebtedness, and could adversely affect the Company. In order to partially mitigate this exposure, the Company has entered into $150.0 million of long-term interest rate swaps with an average remaining term of 7.5 months and an average fixed rate of 5.86%. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources" and Notes 5, 7 and 9 to the Consolidated Financial Statements.

OPERATIONS OUTSIDE THE UNITED STATES

     The operations of the Company are primarily conducted outside of the United States and, therefore, may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered. During the fiscal year ended March 31, 1998, the Company derived approximately 92% of its total revenues from its operations in the Indo-Pacific Basin. In the past, political conflicts in such regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to, in limited instances, acts of terrorism and piracy. Future hostilities or other political instability in the region could affect the Company's trade patterns and adversely affect the Company's operations and performance.

CONCENTRATION OF VOTING POWER

     The Selling Stockholder and an affiliated trust will, in the aggregate, own approximately 54.7% of the outstanding Common Stock of Teekay after the Offering (approximately 51.4% assuming exercise of the Underwriters' over-allotment option in full). As a result, the Selling Stockholder and the affiliated trust will have the power to elect all of the directors of Teekay and to control the vote on substantially all other matters, including significant corporate actions, without the approval of other stockholders, including purchasers of the Common Stock offered hereby. Such concentration of voting power may, among other things, have the effect of delaying or preventing a change in control of Teekay. See "Principal and Selling Stockholders" and "Description of Capital Stock--Other Matters."

CUSTOMER CONCENTRATION

     The Company has derived, and believes that it will continue to derive, a significant portion of its voyage revenues from a limited number of customers. In fiscal 1998 and 1997, the Company's ten largest customers accounted for approximately 69% and 66%, respectively, of the Company's consolidated voyage revenues. A single customer, an international oil company, accounted for $56.5 million, or approximately 14%, of the Company's consolidated voyage revenues for fiscal 1998. Another customer, also an international oil company, accounted for $48.7 million, or approximately 13%, of the Company's consolidated voyage revenues for fiscal 1997. No more than one customer accounted for over 10% of the Company's consolidated voyage revenues in either fiscal 1998 or 1997.

     The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could have a material adverse effect on the Company's business, financial condition and results of operations.

POSSIBLE TAXATION OF THE COMPANY'S UNITED STATES SOURCE INCOME

     In the absence of exemption from tax under Section 883 of the United States Internal Revenue Code of 1986, as amended (the "Code"), the shipping income derived from U.S. sources attributable to Teekay's subsidiaries' transportation of cargoes to or from the United States will be subject to U.S. federal income tax. The tax so imposed would be equal to 4% of 50% of such U.S. source income, or an effective rate of 2%. Due to the absence of interpretive regulations or other applicable authority under the relevant Code sections, it is impossible to confirm with certainty that Teekay's subsidiaries qualify for exemption from such tax under Section 883 of the Code. However, Teekay's subsidiaries have filed and intend to continue to file U.S. tax returns claiming such exemption from tax for each year in which their vessels call at U.S. ports. In the event Teekay's subsidiaries were subject to such tax, the Company's net income and cash flow would be reduced by the amount of such tax. On average, in fiscal years 1998, 1997 and 1996, approximately 37% of the Company's gross revenues were derived from U.S. sources attributable to the transportation by Teekay's subsidiaries of cargoes to or from the United States. The average U.S. tax on such U.S. source income, in the absence of exemption under Section 883, would have been 2% thereof, or $2.8 million. See "Business--Taxation of the Company--United States Taxation."

CERTAIN FOREIGN ISSUER CONSIDERATIONS

     Teekay's corporate affairs are governed by its Articles of Incorporation and Bylaws and by the Business Corporation Act of Liberia (the "Liberian Business Corporation Act"). The provisions of the Liberian Business Corporation Act resemble provisions of the corporation laws of a number of states in the U.S. However, while most states have a fairly well-developed body of case law interpreting their respective corporate statutes, there have been few judicial cases in Liberia interpreting the Liberian Business Corporation Act. For example, the rights and fiduciary responsibilities of directors under Liberian law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Thus, the public stockholders of Teekay may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction.

POSSIBLE VOLATILITY OF SHARE PRICE

     Following consummation of the Offering, the market price of the Common Stock could be subject to significant variation due to fluctuations in the Company's operating results, changes in or actual results varying from earnings or other estimates made by securities analysts, changes in business or regulatory conditions affecting the Company, its customers or its competitors, and other factors both within and outside the Company's control. In addition, the stock market may experience volatility that affects the market price of companies in ways unrelated to the operating performance of such companies, and such volatility may adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of such shares will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. As of April 30, 1998, 28,833,765 shares of Common Stock were outstanding, approximately 15,042,000 shares (16,092,000 shares if the Underwriters' overallotment option is exercised in full) of which have been, or in connection with the Offering will be, registered under the Securities Act of 1933, as amended (the "Securities Act"). All of these shares are, or after the Offering will be, freely transferable in the United States without restriction under the Securities Act, except for any such shares which may be held by an "affiliate" of the Company, as that term is defined under Rule 144 of the Securities Act. Substantially all of the remaining shares of Common Stock outstanding are eligible for sale in the United States pursuant to Rule 144 (subject generally to volume and other restrictions set forth therein) under the Securities Act or outside the United States under Regulation S under the Securities Act, subject to the agreement with representatives of the Underwriters described below with respect to shares held by the Selling Stockholder and an affiliated trust. Teekay has granted the Selling Stockholder and the affiliated trust certain registration rights under the Securities Act with respect to Common Stock owned by them.

     All of the 1,844,135 shares reserved for issuance under the Company's 1995 Stock Option Plan have been registered under the Securities Act on a Form S-8 Registration Statement. Accordingly, the shares issued upon exercise of options granted under the 1995 Stock Option Plan will be freely transferable unless held by an affiliate of the Company. As of April 30, 1998, a total of 1,160,251 shares were subject to outstanding options with a weighted average exercise price of $26.67 per share. An additional 2,000,000 shares have been reserved for issuance under the Company's Dividend Reinvestment Plan, 837,634 shares of which had been issued as of April 30, 1998.

     Teekay, the Selling Stockholder and an affiliated trust have agreed that, without the prior written consent of Goldman, Sachs & Co., such parties will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of 180 days after the date hereof, other than (i) the shares of Common Stock offered hereby and (ii) issuances by Teekay of securities exercisable for shares of Common Stock pursuant to any employee benefit plan that is in existence on the date hereof. See "Shares Eligible for Future Sale" and "Underwriting."

YEAR 2000 COMPLIANCE

     The Company relies on computer systems and software to operate its business, including applications used in chartering, shipping, communications, finance and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the calendar year 2000 and subsequent years, some level of modification or replacement of such applications will be necessary. The Company is reviewing all of its systems in order to verify that they are "Year 2000 compliant" and believes, with limited exceptions, that they will require only minor modification. Accordingly, management does not expect Year 2000 compliance costs to have a material adverse effect on the Company. No assurance can be given, however, that all of the Company's systems will be Year 2000 compliant or that compliance costs or the impact of the Company's failure to achieve full Year 2000 compliance will not have a material adverse effect on the Company. In addition, the Company could be adversely affected by the failure of one or more of its customers, lenders, suppliers or other organizations with which it conducts business to become fully Year 2000 compliant.

POTENTIAL INABILITY TO ENFORCE CERTAIN CIVIL LIABILITIES

     Teekay and most of its subsidiaries are incorporated in Liberia, and certain other of its subsidiaries are incorporated in the Bahamas, Canada, Japan, Singapore, Australia, Scotland and Panama. Most of the directors and executive officers of Teekay and its subsidiaries are residents of countries other than the United States. Substantially all of the assets of Teekay and its subsidiaries and a substantial portion of the assets of such directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon Teekay, its subsidiaries or such directors and officers or to realize against them in the United States upon judgments of courts of the United States predicated upon civil liabilities of Teekay, its subsidiaries or such directors and officers under applicable U.S. federal and state securities laws. In addition, because of a lack of precedent, investors should not assume that courts in the countries in which Teekay or its subsidiaries are incorporated, where directors or officers reside or in which the assets of Teekay, its subsidiaries or such directors and officers are located (i) would enforce judgments of United States courts obtained in actions against Teekay, its subsidiaries or such persons predicated upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against Teekay, its subsidiaries or such persons predicated upon such laws.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of Common Stock offered hereby, after deducting underwriting discounts and estimated offering expenses payable by the Company, are estimated to be approximately $73.7 million. The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. The Company expects to use the net proceeds, together with other funds, to redeem its 9 5/8% First Preferred Ship Mortgage Notes due 2003, thereby reducing financial leverage and providing liquidity for general corporate purposes. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Resources" and "Description of Certain Indebtedness."

                                DIVIDEND POLICY

     Commencing with the fiscal quarter ended September 30, 1995, Teekay has declared and paid quarterly cash dividends in the amount of $0.215 per share on its Common Stock. Subject to financial results and declaration by the Board of Directors, Teekay currently intends to continue to declare and pay a regular quarterly dividend in such amount per share on its Common Stock. Pursuant to Teekay's dividend reinvestment program, holders of Common Stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of Common Stock at then prevailing market prices, but without brokerage commissions or service charges.

     The timing and amount of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by Teekay's board of directors. Because Teekay is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends on the Common Stock is dependent on the earnings and cash flow of its subsidiaries. Financing agreements to which certain of Teekay's subsidiaries are party restrict these subsidiaries from paying dividends to Teekay. In addition, the indentures relating to the Company's 9 5/8% First Preferred Ship Mortgage Notes due 2003 and 8.32% First Preferred Ship Mortgage Notes due 2008 (the "Mortgage Note Indentures") and the credit agreement governing one of the Company's credit facilities provide that Teekay's ability to pay dividends is subject to limitations based upon the Company's cumulative net income plus certain additional amounts, including the proceeds received by Teekay from any issuance of its capital stock. After giving effect to the anticipated net proceeds to it of the Offering, Teekay does not believe that the restrictions contained in the Mortgage Note Indentures or in other financing agreements to which Teekay and its subsidiaries are party will restrict payment of cash dividends on the Common Stock for the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     Since July 1995, the Company's Common Stock has been traded on The New York Stock Exchange under the symbol "TK". The following table sets forth the high and low closing sales prices for the Common Stock on The New York Stock Exchange for each of the fiscal quarters indicated.

                                                    HIGH      LOW
                                                    -----    -----
FISCAL 1996
  Second quarter................................    $24 7/8  $23 3/8
  Third quarter.................................    24 7/8   23
  Fourth quarter................................    27       23 1/4
FISCAL 1997
  First quarter.................................    $28      $25
  Second quarter................................    30 5/8   26 1/2
  Third quarter.................................    33 1/8   28 7/8
  Fourth quarter................................    34 1/4   26 1/2
FISCAL 1998
  First quarter.................................    $34 5/8  $28
  Second quarter................................    36      3015/16
  Third quarter.................................    37 7/8   30 3/8
  Fourth quarter................................    33 9/16  27 7/8

     The closing sale price per share of the Common Stock on the New York Stock Exchange on May 15, 1998, was $27.75. As of April 30, 1998, there were 28,833,765 shares of Common Stock outstanding.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of Teekay at March 31, 1998, and as adjusted to give effect to the Offering and the application of the Company's estimated net proceeds therefrom to redeem a portion of its 9 5/8% First Preferred Ship Mortgage Notes due 2003. This table should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto set forth elsewhere in this Prospectus. See "Use of Proceeds" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                                MARCH 31, 1998
                                                           -------------------------
                                                             ACTUAL      AS ADJUSTED
                                                           ----------    -----------
                                                                (IN THOUSANDS)
Cash and marketable securities.........................    $  115,254    $  115,254
                                                           ==========    ==========
Current portion of long-term debt......................    $   52,932    $   52,932
Long-term debt obligations.............................       672,437       602,118
                                                           ----------    ----------
       Total debt......................................       725,369       655,050
                                                           ==========    ==========
Stockholderss' equity:
  Preferred stockholders' equity:
     Undesignated preferred stock, 25,000,000 shares
     authorized, none issued and outstanding, actual
     and as adjusted...................................            --            --
  Common stockholders' equity:
     Common stock, with no par value, 125,000,000
     shares authorized, 28,832,765 shares issued and
     outstanding; 31,632,765 shares issued and
     outstanding, as adjusted(1).......................       261,353       335,057
  Retained earnings(2).................................       428,102       423,264
                                                           ----------    ----------
       Total stockholders' equity......................       689,455       758,321
                                                           ----------    ----------
       Total capitalization............................    $1,414,824    $1,413,371
                                                           ==========    ==========

------------

(1) Excludes 1,843,135 shares of Common Stock reserved for issuance upon exercise of options under the Company's 1995 Stock Option Plan, of which options to purchase up to 1,160,251 shares of Common Stock at a weighted average exercise price of $26.67 per share were outstanding as of April 30, 1998. See "Management -- Executive Compensation."

(2) Reflects, on an as adjusted basis, a non-recurring charge of $4.8 million which arises in connection with the redemption of the 9 5/8% First Preferred Ship Mortgage Notes due 2003.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     Set forth below are selected consolidated financial and other data of the Company for the five fiscal periods ended March 31, 1998. The selected financial and other data set forth below with respect to the Company's statements of income for each of three fiscal years ended March 31, 1998 and the Company's balance sheets as of March 31, 1998 and 1997 are derived from consolidated financial statements of the Company and the related notes thereto (the "Consolidated Financial Statements"), which are included elsewhere in this Prospectus, that have been audited by Ernst & Young, independent chartered accountants. The statement of income data for each of the two fiscal periods ended March 31, 1995 and 1994, and the balance sheet data as of March 31, 1996, 1995 and 1994 are derived from consolidated financial statements audited by Ernst & Young but not included in this Prospectus.

     The data below should be read in conjunction with the Consolidated Financial Statements, the other financial information and "Management's Discussion and Analysis of Results of Operations and Financial Condition" that appear elsewhere in this Prospectus. The Company changed its fiscal year end from April 30 to March 31, effective March 31, 1994, in order to facilitate comparison of the Company's operating results to those of other companies within the transportation industry on a calendar quarter basis.

                                                                                                       11 MONTH
                                                                                                        PERIOD
                                                             YEAR ENDED MARCH 31,                       ENDED
                                             -----------------------------------------------------    MARCH 31,
                                                1998           1997          1996          1995        1994(1)
                                             -----------    ----------    ----------    ----------    ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND PER DAY DATA)
INCOME STATEMENT DATA:
Voyage revenues............................  $  406,036     $  382,249    $  336,320    $  319,966    $  317,742
Voyage expenses............................     100,776        102,037        90,575        84,957        81,052
                                             ----------     ----------    ----------    ----------    ----------
Net voyage revenues........................     305,260        280,212       245,745       235,009       236,690
Operating expenses:
  Vessel operating expense(2)..............      70,510         72,586        67,841        72,723        73,597
  Time charter hire expense................      10,627          3,461         2,503            --            --
  Depreciation and amortization expense....      94,941         90,698        82,372        94,452        88,253
  General and administrative expense.......      21,542         19,209        16,750        15,018        14,063
                                             ----------     ----------    ----------    ----------    ----------
Total operating expenses...................     197,620        185,954       165,466       182,193       175,013
                                             ----------     ----------    ----------    ----------    ----------
Income from vessel operations..............     107,640         94,258        76,279        52,816        60,777
Interest expense(3)........................     (56,269)       (60,810)      (62,910)      (66,304)      (49,713)
Interest income............................       7,897          6,358         6,471         5,904         2,904
Other income...............................      11,236          2,824         9,230        12,839        10,245
                                             ----------     ----------    ----------    ----------    ----------
Net income from continuing operations......      70,504         42,630        29,070         5,255        24,213
Net income from discontinued operations....          --             --            --            --         5,945
Cumulative effect of change in accounting
  for marketable securities................          --             --            --         1,113            --
                                             ----------     ----------    ----------    ----------    ----------
Net income(3)..............................  $   70,504     $   42,630    $   29,070    $    6,368    $   30,158
                                             ==========     ==========    ==========    ==========    ==========
PER SHARE DATA:
Net income from continuing operations......  $     2.46     $     1.52    $     1.17    $     0.29    $     1.35
Cumulative effect of change in accounting
  for marketable securities................          --             --            --          0.06            --
Net income
  -- basic.................................        2.46           1.52          1.17          0.35          1.68
  -- diluted...............................        2.44           1.50          1.17          0.35          1.68
Pro forma net income(3)
  -- basic.................................        2.47             --            --            --            --
  -- diluted...............................        2.45             --            --            --            --
Cash earnings -- basic(4)..................        5.78           4.75          4.51          5.48          6.33
Cash dividends declared....................        0.86           0.86          0.48            --            --
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and marketable securities.............  $  115,254     $  117,523    $  101,780    $   85,739    $  107,246
Total assets...............................   1,460,183      1,372,838     1,355,301     1,306,474     1,405,147
Total debt.................................     725,369        699,726       725,842       842,874       945,611
Total stockholders' equity.................     689,455        629,815       599,395       439,066       433,180
OTHER FINANCIAL DATA:
EBITDA(5)..................................  $  209,582     $  191,632    $  166,233    $  146,756    $  151,364
Cash earnings(3)(4)........................     165,575        133,554       112,107        98,716       113,998
Capital expenditures:
  Vessel purchases, gross..................     197,199         65,227       123,843         7,465       163,509
  Drydocking (accrual basis)...............      12,409         23,124        11,641        11,917        13,296
FLEET DATA:
Average number of ships(6).................          43             41            39            42            45
Average age of Company's Aframax fleet (in
  years)(7)................................         7.6            7.9           6.8           7.3           7.5
TCE per ship per day(6)(8)(9)..............  $   21,373     $   20,356    $   18,438    $   16,552    $   17,431
Vessel operating expenses per ship per
  day(2)(9)................................       4,554          4,922         4,787         4,748         4,879
Operating cash flow per ship per
  day(9)(10)...............................      12,664         11,819        10,613         8,944         9,133

(Footnotes on following page)

(Footnotes for previous page)

(1) For the 12 months ended March 31, 1994, voyage revenues were $345.0 million; income from vessel operations was $64.4 million; net income was $32.0 million; cash earnings were $121.6 million; and EBITDA was $162.3 million.

(2) Vessel operating expenses consist of all expenses relating to the operation of vessels (other than voyage expenses), including crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses including communications. Ship days are calculated on the basis of a 365-day year multiplied by the average number of vessels in the Company's fleet for the respective year. Vessel operating expenses excludes vessels time-chartered-in.

(3) Pro forma net income per share gives effect to the application of the estimated net proceeds to the Company of the Offering at the beginning of fiscal 1998 to redeem a portion of the Company's 9 5/8% First Preferred Ship Mortgage Notes due 2003, excluding the effect of a non-recurring charge of $4.8 million related to the redemption of such notes. Giving effect to the same pro forma adjustment, interest expenses, net income and cash earnings for fiscal 1998 would have been $49.2 million, $77.6 million and $172.6 million, respectively.

(4) Cash earnings represents income from continuing operations before foreign exchange gains (losses) and before depreciation and amortization expense. Cash earnings is included because it is used by certain investors to measure a company's financial performance as compared to other companies in the shipping industry. Cash earnings is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

(5) EBITDA represents net income from continuing operations before interest expense, income tax expense, depreciation and amortization expense, minority interest, and gains or losses arising from prepayment of debt, foreign exchange translation and disposal of assets. EBITDA is included because such data is used by certain investors to measure a company's financial performance. EBITDA is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

(6) Includes vessels time-chartered-in, but excludes vessels of discontinued operations and a former joint venture.

(7) Average age of Company's Aframax fleet is the average age, at the end of the relevant period, of all the vessels owned, leased or time-chartered-in by the Company, excluding vessels of discontinued operations and a former joint venture.

(8) TCE (or "time charter equivalent") is a measure of the revenue performance of a vessel, which, on a per voyage basis, is generally determined by Clarkson and other industry data sources by subtracting voyage expenses (except commissions) which are incurred in transporting cargo from gross revenue per voyage and dividing the remaining revenue by the total number of days required for the round-trip voyage. Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expense, port fees and canal tolls. For purposes of calculating the Company's average TCE for the year, TCE has been calculated consistent with Clarkson's method, by deducting total voyage expenses (except commissions) from total voyage revenues and dividing the remaining sum by the Company's total voyage days in the year. See "Exhibit A--Definitions of Shipping Terms."

(9) To facilitate comparison to prior years' results, excludes the results from the Company's Australian-crewed vessels, which comprised four of the Company's vessels during the fourth quarter of fiscal 1998. Vessel operating expenses for the Australian-crewed vessels are substantially higher than those for the rest of the Company's fleet on a per ship basis, primarily as a result of higher crew costs, with correspondingly higher charter rates associated with the charter arrangements for those vessels. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General" and "Business--Crewing and Staff."

(10) Operating cash flow represents income from vessel operations plus depreciation and amortization expense (other than drydock amortization expense). Ship days are calculated on the basis of a 365-day fiscal year multiplied by the average number of vessels in the Company's fleet for the respective year. Operating cash flow is not required by generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Company's performance required by generally accepted accounting principles.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

GENERAL

     The Company is a leading provider of international crude oil and petroleum product transportation services through its fleet of predominantly Aframax tankers. The charter rates that the Company is able to obtain for these services are determined in a highly competitive global tanker charter market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. The Company's future operating results will be subject to a number of uncertainties, many of which reflect the cyclical nature of the tanker industry.

     The Company's current operating fleet consists of 46 vessels, including 42 Aframax oil tankers (including three vessels time-chartered-in) and O/B/O carriers, three smaller oil tankers, and one VLCC, for a total cargo-carrying capacity of approximately 4.6 million tonnes.

     During fiscal 1998, approximately 66% of the Company's net voyage revenue was derived from spot voyages. The balance of the Company's revenue is generated primarily by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a given period of time. In fiscal 1998, 18% of net voyage revenues was generated by time charters and COAs priced on a spot market basis. In the aggregate, approximately 84% of the Company's net voyage revenue during fiscal 1998 was derived from spot voyages or time charters and COAs priced on a spot market basis, with the remaining 16% being derived from fixed-rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenues, cash flow from operations, and net income.

     Tanker charter markets have been affected historically by changes in the supply of, and demand for, tanker capacity. Following a strong charter market in the early 1990s, the tanker charter market experienced a decline in early 1992 as a result of the expansion in tanker supply during the previous four years, as well as the impact of the global recession on demand and pricing. Tanker charter rates increased gradually from 1995 to 1997 as tanker demand grew while tanker supply was relatively unchanged, as the scrapping of older tankers offset newbuilding deliveries. In the latter part of 1997 and into 1998, newbuilding ordering activity increased significantly as a result of stronger charter rates and in anticipation of the eventual scrapping of older tonnage. Stronger charter rates have led to a decrease in scrapping levels in 1997 and into 1998 by making the operation of older vessels more profitable.

     The Company operates its tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. As a result, revenues have historically been strongest for the Company in its third and fourth fiscal quarters.

     Over the past seven years, certain countries have developed environmental protection laws and regulations affecting the tanker industry. These requirements, in particular OPA 90 in the United States and IMO regulations, have imposed higher operating standards, greater potential liability, and a variety of higher costs upon tanker owners and operators. One costly requirement of OPA 90 is that all tankers ordered after June 1990 which call at U.S. ports must be constructed with double-hulls. The IMO regulations impose certain newbuilding requirements and restrictions on vessels trading beyond 25 years of age. See "Business--Regulation." As a result, the Company's new vessels are of double-hull construction and the Company plans to replace its older single-hull vessels with double-hull vessels.

     In December 1997, the Company acquired two vessels and related shore support services from an Australian affiliate of Caltex Petroleum. These two tankers, together with one of the Company's existing Aframax tankers, have been time chartered to the Caltex affiliate in connection with the Company's provision of Caltex's oil transportation requirements formerly provided by that affiliate. The Company has converted one of its existing vessels to a floating storage and off-loading vessel, which is sharing crews with the vessels employed in the Caltex arrangement (together with the other three vessels involved in this arrangement, the "Australian Vessels"). Vessel operating expenses for the Australian Vessels are substantially higher than those for the rest of the Company's fleet, primarily as a result of higher costs associated with employing an Australian crew. The time-charter rates for the Australian Vessels are correspondingly higher to compensate for these increased costs. During fiscal 1998, the Australian Vessels earned net voyage revenues and an average TCE rate of $8.4 million and $25,347, respectively, and incurred vessel operating expenses of $3.2 million, or $10,276 on a per ship per day basis. The results of the Australian Vessels are included in the Company's consolidated financial statements included herein.

RESULTS OF OPERATIONS

     Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

     FISCAL 1998, FISCAL 1997, AND FISCAL 1996

     Operating results for the past three years reflect the improvement in average TCE rates experienced by the Company's fleet during this period, as well as the increase in the size of the Company fleet. The Company sold a total of seven of its older Aframax tankers during the three fiscal years ended March 31, 1998, and acquired a total of twelve newer Aframax tankers (including two time-chartered-in vessels) and two modern product tankers during the same period. As a result, the Company's average fleet size increased by two vessels, or 4.9%, in fiscal 1998 compared to fiscal 1997, following an earlier increase of two vessels, or 4.6%, in fiscal 1997 compared to fiscal 1996.

     Net voyage revenues increased 8.9% to $305.3 million in fiscal 1998 from $280.2 million in fiscal 1997, and increased 14.0% in fiscal 1997 from $245.7 million in fiscal 1996, reflecting a combination of improvement in TCE rates and an increase in the Company's fleet size. The Company's average TCE rate in fiscal 1998, excluding the Australian Vessels, was up 5.0% to $21,373 from $20,356 in fiscal 1997, and up 10.4% in fiscal 1997 from $18,438 in fiscal 1996, in part due to lower bunker fuel prices.

     In spite of the increase in fleet size, vessel operating expenses decreased 2.9% to $70.5 million in fiscal 1998 from $72.6 million in fiscal 1997, primarily as a result of a reduction in insurance premiums as well as more favorable foreign exchange rates between the U.S. Dollar and certain Asian currencies, particularly the Japanese Yen and the Korean Won, for spare parts and supplies purchased during the latter half of fiscal 1998. In fiscal 1997, vessel operating expenses increased 7.0%, from $67.8 million in fiscal 1996, primarily as a result of the increase in the size of the Company's owned fleet. As a result of a more competitive market for qualified sea-going personnel, adjustments were made to crew wage rates and salaries effective April 1, 1998, which will increase vessel operating expenses by approximately $300 per ship per day, or $4.3 million per year in aggregate, commencing in fiscal 1999.

     Time-charter hire expense was $10.6 million in fiscal 1998, up from $3.5 million in fiscal 1997 and $2.5 million in fiscal 1996, as a result of two vessels time-chartered-in by the Company during fiscal 1998 as compared to only one vessel time-chartered-in during the latter part of fiscal 1996 and part of fiscal 1997.

     Depreciation and amortization expense increased by 4.6% to $94.9 million in fiscal 1998 from $90.7 million in fiscal 1997, and increased by 10.1% in fiscal 1997 from $82.4 million in fiscal 1996, as a result of the increase in the average size of the Company's owned fleet, an increase in the average cost base of the fleet resulting from the replacement of some of the Company's older vessels with newer vessels, and a larger than usual number of scheduled drydockings during the past two fiscal years. Depreciation and amortization expense included amortization of drydocking costs of $11.7 million, $10.9 million, and $8.6 million in fiscal years 1998, 1997, and 1996, respectively.

     General and administrative expenses rose 12.1% to $21.5 million in fiscal 1998 from $19.2 million in fiscal 1997, and increased 14.7% in fiscal 1997 from $16.8 million in fiscal 1996, primarily as a result of the cost of compliance with increasingly stringent tanker industry regulations, increases in senior management compensation, and the start-up cost and additional ongoing personnel and facility costs associated with expanding the Company's Australian office in December 1997. Management anticipates hiring additional senior management and staff personnel in connection with the further expansion of the Company's operations.

     Income from vessel operations increased 14.2% to $107.6 million in fiscal 1998 from $94.3 million in fiscal 1997, and increased 23.6% in fiscal 1997 from $76.3 million in fiscal 1996, due to improved TCE rates and relatively stable costs.

     Interest expense decreased by 7.4% to $56.3 million in fiscal 1998 from $60.8 million in fiscal 1997, following a 3.3% decrease in fiscal 1997 from $62.9 million in fiscal 1996, reflecting the reduction in the Company's average debt balance and a lower average interest rate on debt borrowings, in each case compared to the prior fiscal year. The Company anticipates using the net proceeds it receives from the Offering to redeem a portion of its 9 5/8% First Preferred Ship Mortgage Notes due 2003. See "Use of Proceeds." Interest income of $7.9 million in fiscal 1998, $6.4 million in fiscal 1997, and $6.5 million in fiscal 1996, largely reflected increasing cash balances, offset in fiscal 1997 by lower interest rates.

     Other income of $11.2 million in fiscal 1998 consisted primarily of $14.4 million in gains on the sale of three vessels, offset partially by $3.5 million in losses related to the prepayment of debt. Other income of $2.8 million in fiscal 1997 and $9.2 million in fiscal 1996 consisted primarily of gains on the sale of vessels.

     As a result of the foregoing factors, the Company's net income was $70.5 million in fiscal 1998, which included $14.4 million in gains on asset sales. In comparison, the Company's net income was $42.6 million in fiscal 1997, which included $2.7 million in gains on assets sales, and $29.1 million in fiscal 1996, which included $8.8 million in gains on asset sales.

     The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day. To facilitate comparison to the prior years' results, the figures in the table below exclude the results from the Company's Australian Vessels.

                                                                YEAR ENDED MARCH 31,
                                                       --------------------------------------
                                                          1998          1997          1996
                                                       ----------    ----------    ----------
Average number of ships............................           42            41            39
Total calendar ship-days...........................       15,341        14,937        14,310
                                                        --------      --------      --------
Voyage days (A)....................................       14,229        14,071        13,612
                                                        --------      --------      --------
Net voyage revenue before commissions (B) (000s)...     $304,115      $286,429      $250,981
                                                        --------      --------      --------
TCE (B/A)..........................................     $ 21,373      $ 20,356      $ 18,438
                                                        --------      --------      --------
Operating results per calendar ship-day:
  Net voyage revenue...............................     $ 19,358      $ 18,760      $ 17,173
  Vessel operating expense.........................        4,554         4,922         4,787
  General and administrative expense...............        1,375         1,286         1,171
  Drydocking expense...............................          765           733           602
                                                        --------      --------      --------
Operating cash flow per calendar ship-day..........     $ 12,664      $ 11,819      $ 10,613
                                                        ========      ========      ========

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity requirements of the Company relate to servicing its debt, funding capital expenditures and working capital and maintaining cash reserves against fluctuations in operating cash flow. Net cash flow generated by operations is the main source of liquidity for the Company. Additional sources of liquidity include proceeds from asset sales and refinancings.

     The Company operates in a capital-intensive industry requiring extensive investment in revenue-producing assets. Funds invested are raised mainly from borrowings and the Company's internally generated liquidity. The Company is required to expend substantial sums in connection with the construction of a newbuilding, with 10% to 20% of the purchase price typically paid upon order of the vessel and the remainder paid as progress payments prior to delivery one to three years later. The purchase price of second-hand vessels is typically paid in two installments, with 10% paid upon signing of the acquisition agreement and the remainder paid upon delivery of the vessel.

     Net cash flow from operating activities was $161.1 million in fiscal 1998, compared to $139.2 million and $98.4 million in fiscal years 1997 and 1996, respectively, reflecting an improvement in tanker charter market conditions accompanied by a relatively stable cost environment, the increase in the size of the Company's fleet, and a reduction in interest expense.

     In January 1998, the Company replaced its existing revolving credit facility with a new revolving credit facility (the "Revolver") providing for borrowing of up to $200.0 million. The amount available under the Revolver reduces by $10.0 million semi-annually commencing in July 1999, with a final balloon reduction in January 2006. Interest payments are based on LIBOR plus a margin depending on the financial leverage of the Company; at March 31, 1998 the margin was +0.50%. During fiscal 1998, $129.0 million of the Revolver was drawn to refinance existing floating rate debt and for vessel purchases. In addition to borrowings under the Revolver, the Company incurred $79.6 million of long-term debt in connection with the purchase of three other vessels. Proceeds from long-term debt were $240.0 million in fiscal 1997, mainly as a result of the $210.0 million term loan refinancing completed in October 1996, and were $448.0 million in fiscal 1996 as a result of the issuance of $225.0 million of the Company's 8.32% First Preferred Ship Mortgage Notes due 2008 (the "8.32% Notes") and borrowings under a $223.0 million revolving credit facility.

     Scheduled debt repayments were $33.9 million during fiscal 1998, compared to $16.0 million in fiscal 1997 and $57.9 million in fiscal 1996. In addition to scheduled debt repayments, the Company prepaid long-term debt of $150.7 million in fiscal 1998, primarily representing prepayments out of the proceeds of the Revolver and repurchases of $26.3 million of its 9 5/8% First Preferred Ship Mortgage Notes due 2003 (the "9 5/8% Notes"). Total prepayments of long-term debt were $250.1 million in fiscal 1997 and $506.0 million in fiscal 1996, primarily reflecting the refinancing of existing debt.

     Capitalized loan costs were approximately $994,000 in fiscal 1998 and $1.1 million in fiscal 1997, compared to $6.0 million in fiscal 1996. The high level of capitalized loan costs in fiscal 1996 resulted primarily from capitalization of costs incurred on the issuance of the 8.32% Notes.

     Three vessels were sold in fiscal 1998, resulting in net proceeds of $33.9 million. Subsequent to March 31, 1998, the Company sold an additional vessel for net proceeds of approximately $10.5 million. In fiscal 1997, the Company sold its remaining 50%-owned vessel, resulting in net proceeds of $6.4 million which the Company received in the early part of fiscal 1998. Proceeds from dispositions of vessels totalled $28.4 million in fiscal 1996 as a result of the sale of four older vessels.

     During fiscal 1998, the Company incurred capital expenditures for vessels and equipment of $197.2 million, primarily as a result of taking delivery of two newbuilding double-hull Aframax tankers, two modern second-hand Aframax tankers, and two modern second-hand product tankers. Capital expenditures for vessels and equipment were $65.1 million in fiscal 1997, primarily as a result of the acquisition of two Aframax tankers, and $79.3 million in fiscal 1996, primarily as a result of the acquisition of three Aframax tankers and a 50% interest in a fourth Aframax tanker. Capital expenditures for drydocking were $18.4 million in fiscal 1998, $16.6 million in fiscal 1997, and $7.4 million in fiscal 1996, reflecting a larger than usual number of scheduled drydockings during the last two fiscal years. Subsequent to March 31, 1998, the Company entered into an agreement for the construction of two newbuilding double-hull Aframax tankers, with deliveries scheduled for July and September 1999, with the option to purchase further newbuildings under similar terms. The agreement is subject to certain conditions that must be satisfied by the tankers' builder. The estimated delivered price for each vessel, including all related charges, is approximately $38.0 million. The Company intends to pay for these purchases by using existing cash balances, borrowings under the Revolver or other debt financing.

     As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and the expansion into new markets. The Company may choose to pursue such opportunities through internal growth or through joint ventures or business acquisitions. Actual acquisition of additional vessels will be subject to a number of factors, including the Company's expectations for future market rates and the Company's ability to obtain financing upon favorable terms. The Company intends to finance future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

     Commencing with the fiscal quarter ended September 30, 1995, Teekay has declared and paid quarterly cash dividends in the amount of $0.215 per share on its Common Stock. Subject to financial results and declaration by the Board of Directors, Teekay currently intends to continue to declare and pay a regular quarterly dividend in such amount per share on its Common Stock. Pursuant to Teekay's dividend reinvestment program, holders of Common Stock are permitted to choose, in lieu of receiving cash dividends, to reinvest any dividends in additional shares of Common Stock at then prevailing market prices, but without brokerage commissions or service charges. Dividends declared during fiscal 1998 were $24.6 million, or $0.86 per share, of which $16.0 million was paid in cash and $8.6 million was paid in the form of shares of Common Stock issued under the Company's dividend reinvestment plan. Dividends declared in fiscal 1997 were $24.1 million ($13.5 million paid in cash) and were $11.9 million in fiscal 1996 ($7.1 million paid in cash).

     The Company's total liquidity, including cash, marketable securities and undrawn long-term lines of credit, was $186.3 million as at March 31, 1998, down from $258.6 million as at March 31, 1997, and $197.3 million as at March 31, 1996. The Company's total liquidity had been increasing as a result of internally generated cash and debt refinancings, but declined during the fourth quarter of fiscal 1998 due to the purchase of two vessels which were paid for using existing cash balances and the Revolver.

                                    BUSINESS

     The Company is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium-size oil tankers. The Company's modern fleet consists of 46 vessels: 42 Aframax oil tankers (including three vessels time-chartered-in) and oil/bulk/ore carriers, three smaller oil tankers, and one VLCC. The Company's fleet has a total cargo capacity of approximately 4.6 million tonnes and its Aframax vessels represent approximately 7.8% of the total tonnage of the world Aframax fleet. The Company owns a modern fleet, with an average age of approximately 7.8 years, compared to an average age for the world oil tanker fleet, including Aframax tankers, of approximately 13.7 years and for the world Aframax tanker fleet of approximately
12.2 years.

     The Teekay organization was founded in 1973 to manage and operate oil tankers. Prior to 1985, the Company chartered-in most of the tonnage that it subsequently provided to its transportation customers. As the availability of acceptable chartered-in tonnage declined, management began an expansion of its owned fleet. Since 1985, the Company has significantly expanded and modernized its owned fleet by taking delivery of 40 new vessels and acquiring 31 vessels in the second-hand market, as well as disposing of 12 older tankers over the past four years.

     Teekay is incorporated under the laws of the Republic of Liberia and maintains its principal executive headquarters at the 4th Floor, Euro Canadian Centre, Marlborough Street & Navy Lion Road, P.O. Box SS 6293, Nassau, Commonwealth of the Bahamas. Its telephone number at such address is (242) 322-8020. The Company's principal operating offices are located at Suite 1400, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M5. Its telephone number at such address is (604) 683-3529.

THE INTERNATIONAL TANKER MARKET

     OVERVIEW

     International seaborne crude oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship owner fleets. Both types of operators transport oil under short-term contracts (including single-voyage "spot charters") and long-term time charters with oil companies, oil traders, large oil consumers, petroleum product producers and government agencies. The oil companies own, or control through long-term time charters, less than one-fifth of the current world tanker capacity, while independent companies own or control the balance of the fleet. The oil companies' fleets transport their own oil, as well as oil for third party charterers in direct competition with independent owners and operators. Management believes that the seaborne oil transportation business is decentralized. According to industry data, as of March 1997 the largest owner by tonnage, Bergesen d.y. A/S, controlled 3.3% of the total world tanker fleet and the top 10 participants controlled approximately 21% of the world tanker fleet, in each case as measured by deadweight tonnage.

     A significant and ongoing shift toward quality in vessels and tanker operations has been taking place in the tanker industry over the past several years as charterers and regulators increasingly focus on safety and protection of the environment. The oil transportation industry has historically been subject to regulation by national authorities and through international conventions. Since 1990, there has been an ever-increasing emphasis on environmental protection through legislation and regulations such as OPA 90, IMO regulations, international conventions and protocols, and Classification Society procedures, demanding higher quality tanker construction, maintenance, repair, management and operations. In addition, oil companies acting as charterers, terminal operators, shippers and receivers are becoming increasingly selective in their acceptance of tankers, inspecting and vetting both vessels and companies on a periodic basis, and often excluding tankers on the basis of age alone. In calendar 1997, the Company's vessels were inspected 420 times by oil companies and port states, as compared to 335 and 285 times in 1996 and 1995, respectively. Management believes that the increasingly stringent regulatory environment and emphasis on quality relating to environmental protection will accelerate the obsolescence of older, poor-quality tankers, and provide a competitive advantage to modern tankers with high quality management. See "--The Company's Fleet," "--Crewing and Staff" and "--Regulation."

     Pricing of oil transportation services occurs in a highly competitive and efficient global tanker charter market. While some business is conducted directly between ship owners and charterers, typically between one and three brokers act as intermediaries in most transactions. Tanker chartering is executed around the clock in several shipping centers, including London, New York, Tokyo, Singapore and Oslo. Business is transacted regionally according to the location of the charterer or ship owner, rather than the cargo's origin or destination. Time charters, as well as vessel sale and purchase transactions, are negotiated through brokers in the same centers in a similar pattern.

     In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or other petroleum products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. The oil tanker fleet is generally divided into the following six major types of vessels, based on vessel carrying capacity: (i) Ultra Large Crude Carriers ("ULCCs") of approximately 320,000 dwt or more; (ii) Very Large Crude Carriers ("VLCCs") of approximately 200,000 to 320,000 dwt;
(iii) Suezmax size range of approximately 115,000 to 200,000 dwt; (iv) Aframax size range of approximately 75,000 to 115,000 dwt; (v) Panamax size range of approximately 50,000 to 75,000 dwt; and (vi) small tankers of less than approximately 50,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope. Because of the size of VLCCs and ULCCs and their predominance in the long-haul trades, more than 42% of the world's seaborne oil transportation is conducted by these vessels. While the ULCC/VLCC market differs in several respects from smaller size tanker markets, VLCCs and ULCCs have a significant influence on the tanker charter market in general. Suezmax size tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the U.S. East Coast. Aframax size vessels generally engage in both medium- and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Panamax size and smaller tankers mostly transport petroleum products in short- to medium-haul trades.

     In addition to the six foregoing types of tankers, oil/bulk/ore carriers or "O/B/Os" are typically considered part of the world tanker fleet in industry statistics. O/B/Os represent approximately 5.3% of the world tanker fleet based on total cargo capacity. O/B/Os are of various sizes and are capable of carrying oil or dry bulk cargoes. According to industry data, as of March 31, 1998, 57% of all O/B/Os were trading in oil.

     According to industry data, at March 31, 1998, the world fleet of Aframax tankers and O/B/Os (excluding an estimated 60 O/B/Os trading dry) consisted of 527 vessels comprising 45.9 million dwt, constituting approximately 15% of the vessels in the world tanker and O/B/O fleet. By virtue of their size, Aframax vessels are large enough to benefit from economies of scale yet have access to a wide range of ports, and are particularly well-suited for trading in regional markets, including the Mediterranean, the Caribbean, the Northwestern European area and the Indo-Pacific Basin.

     Management estimates that in 1997, approximately 24% of the world's Aframax tankers were trading in the Company's main trading region, the Indo-Pacific Basin. The Company estimates that it has approximately a one-quarter share of the Indo-Pacific Basin Aframax market based on voyages in the region. This area contains a large number of loading and discharging points capable of receiving Aframax size vessels. Aframax tankers in the Indo-Pacific Basin (i) transport crude oil from three primary production locations--the Arabian Gulf, Australia and Southeast Asia--to refineries and storage points located short to medium distances away, (ii) transport petroleum products in medium-and long-haul trades, and (iii) engage in some inter-regional trades.

     INDUSTRY FUNDAMENTALS

     Tanker charter rates are strongly influenced by the demand for, and supply of, tanker capacity because of the highly competitive nature of the tanker charter market. Small changes in tanker utilization have historically led to relatively large changes in tanker charter rates.

     TANKER DEMAND. Tanker demand is expressed in "ton-miles" and is measured as the product of (a) the amount of oil transported in tankers, multiplied by
(b) the distance over which this oil is transported. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives such as pipelines.

     The distance over which oil is transported is the more variable element of the ton-mile demand equation. It is determined by seaborne trading and distribution patterns, which are principally influenced by the locations of production and the optimal economic distribution of such production to destinations for refining and consumption. Seaborne trading patterns are also periodically influenced by geo-political events which divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply/demand imbalances. Tankers, particularly older tonnage, are also increasingly used as "floating storage" by oil companies and oil traders, particularly during times of supply uncertainty.

     Two trends in the oil market over the last few years have strongly affected the development of the tanker market. The first important trend has been the overall increase in world oil demand over the past five years. According to the International Energy Agency ("IEA"), between 1993 and 1997, world oil consumption increased at a compounded annual growth rate of 2.2%. The IEA reported a 2.9% increase in world oil consumption in 1997 and forecasts that world oil consumption will grow by 2.0% in 1998.

     The table set forth below indicates the geographic breakdown of world oil demand.

WORLD OIL DEMAND (MILLIONS OF BARRELS PER DAY)(1)

                                                     1993   1994   1995   1996   1997   CAGR(3)
                                                     ----   ----   ----   ----   ----   -------
North America......................................  19.2   19.8   19.8   20.3   20.7     1.9%
Pacific(2).........................................   6.3    6.6    6.7    6.7    6.7     1.6
Asia...............................................   9.9   10.4   11.2   12.1   12.9     6.8
Other World........................................  32.2   31.7   32.3   32.6   33.5     1.0
                                                     ----   ----   ----   ----   ----    ----
  Total Demand.....................................  67.6   68.5   70.0   71.7   73.8     2.2%
                                                     ====   ====   ====   ====   ====    ====

---------------

(1) Information based on International Energy Agency -- Monthly Oil Report.
(2) Includes Australia, New Zealand and Japan.
(3) Compounded annual growth rate.

     The second trend affecting the tanker market relates to the location of oil supply relative to major discharge points, which affects average voyage length. While much of the world's increased supply during 1993 through 1996 came from the North Sea and Caribbean regions, most of the 3.6% increase in world oil supply in 1997 was provided by Arabian Gulf OPEC supply. Arabian Gulf OPEC supply increased by 6.6% in 1997 as compared to virtually no change in the North Sea during 1997.

     Incremental supply from the Arabian Gulf results in a more significant increase in demand for tanker services than incremental supply from the North Sea and the Caribbean, because of the greater distance from the Arabian Gulf to discharge points and the associated longer average length of voyage for oil tankers. For example, the tanker tonnage required to ship the incremental supply of one million barrels per day from the Arabian Gulf to the United States is approximately 13 million dwt as compared to approximately 5 million dwt of tanker tonnage required to ship the incremental supply of one million barrels per day from the North Sea to the United States. Management believes that the recent trend toward an increased share of world oil supply originating from Arabian Gulf OPEC producers has positively affected tanker demand.

     The table set forth below indicates the geographic breakdown of world oil supply.

WORLD OIL SUPPLY (MILLIONS OF BARRELS PER DAY)(1)

                                                     1993   1994   1995   1996   1997   CAGR(4)
                                                     ----   ----   ----   ----   ----   -------
North Sea(2).......................................   4.7    5.6    5.9    6.2    6.3     7.6%
Other non-OPEC.....................................  36.1   35.8   36.5   37.4   38.1     1.4
                                                     ----   ----   ----   ----   ----    ----
  Total non-OPEC...................................  40.8   41.4   42.4   43.6   44.4     2.1
Arabian Gulf OPEC(3)...............................  18.9   19.0   19.1   19.6   20.9     2.5
Other OPEC.........................................   7.7    7.8    8.1    8.6    9.1     4.3
                                                     ----   ----   ----   ----   ----    ----
  Total OPEC.......................................  26.6   26.8   27.2   28.2   30.0     3.1
                                                     ----   ----   ----   ----   ----    ----
  Total Supply.....................................  67.4   68.2   69.6   71.8   74.4     2.5%
                                                     ====   ====   ====   ====   ====    ====

---------------

(1) Information based on International Energy Agency -- Monthly Oil Report and Middle East Economic Survey.
(2) Includes Norway, United Kingdom and Denmark.
(3) Includes Iran, Iraq, Kuwait, Qatar, Saudi Arabia, UAE and total OPEC natural gas liquids supply.
(4) Compounded annual growth rate.

     TANKER SUPPLY. The supply of tankers is a function of new vessel deliveries and the scrapping, conversion and loss of tonnage. Since 1993, the world Aframax fleet has been relatively stable at approximately 53.3 million dwt.

     Scrapping generally involves older tankers; the average age of Aframax vessels scrapped in 1997 was approximately 23 years. Aging vessels typically require substantial repairs and maintenance to conform to industry standards, including repairs made in connection with Special Surveys which involve periodic thorough inspections. Insurance companies and customers rely to some degree on the survey and classification regime to provide reasonable assurance of a vessel's seaworthiness and vessels must be certified as "in-class" in order to continue to trade. In addition, the IMO regulations impose certain restrictions on vessels trading beyond 25 years of age. See "-- Regulation." Because the costs of maintaining a vessel in-class rise substantially as the age of the vessel increases, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its anticipated useful life than to upgrade it to maintain it in class. In addition, the economics of operating older vessels are adversely affected by customer demand for the safety and reliability associated with more modern vessels, coupled with the higher rates and operating cost efficiencies available to newer vessels. Approximately 23% of the vessels in the current world Aframax fleet are 20 years of age or older.

     At any point in time, the level of scrapping activity is a function primarily of current and prospective charter market conditions, as well as factors which are heavily influenced by the age of the relevant vessel, such as second-hand vessel values in relation to scrap prices, current and anticipated operating costs, and expected repair and survey costs. According to industry data, scrapping of Aframax tankers and O/B/Os occurred at an average of approximately 28 vessels per year for the period 1992 to 1995; 23 scrappings occurred in 1996, 14 in 1997, and four in the first three months of 1998. Management believes that, while scrapping activity has recently declined due to a favorable charter rate environment, the age profile of the worldwide Aframax fleet will eventually cause increased scrapping activity.

     Newbuilding deliveries of Aframax tankers and O/B/Os, which were limited during the depressed market conditions of the early to mid-1980s, increased after 1987 with improved market conditions and in anticipation of the replacement of an aging fleet. Newbuilding deliveries of Aframax tankers occurred at an annual average rate of 22 vessels for the period 1988 through 1991 and 30 vessels per year for the period 1992 through 1995, 19 deliveries occurred in 1996, 21 deliveries took place during 1997, and five during the first three months of 1998.

     At March 31, 1998, the Aframax newbuilding orderbook contained orders for 94 vessels, equivalent to 16.0% of the existing fleet (including O/B/Os). Orders for 61 vessels were placed in 1997, and orders for 12 vessels were placed in the first three months of 1998. Typically, delivery of a vessel occurs within 18 to 36 months after ordering. The correlation between the Aframax newbuilding orderbook and deliveries, and additional supply of tonnage competing in the world tanker market is not precise, since some of the newbuild vessels are expected to be employed in the offshore oil production industry or as coated product tankers, that do not compete directly for crude oil shipping business.

     While the newbuilding orderbook has recently risen due to the favorable charter rate environment, it represents a meaningfully smaller percentage of the worldwide Aframax tanker fleet than do the vessels 20 years and older which are destined to be scrapped within the next several years.

     As an illustration of the aging Aframax fleet and the number of vessels on order that are available to replace the aging tankers, the following chart shows, on a calendar year-end basis, the historical development of the proportion of the Aframax tanker fleet that is 20 years or older, and the Aframax tanker orderbook:

                    HISTORICAL DEVELOPMENT OF AFRAMAX FLEET

                                      FIGURE

                                                        VESSELS 18 YEARS
                                                            AND OLDER
  YEAR                  AFRAMAX ORDERBOOK                (PERCENTAGE OF
(AS OF DECEMBER 31)       (# OF SHIPS)                    AFRAMAX FLEET)
-------------------     -----------------               -----------------
1986                            33                              1%
1987                            40                              4%
1988                            45                              6%
1989                            81                              8%
1990                            83                             10%
1991                            99                             12%
1992                            73                             11%
1993                            47                             10%
1994                            42                             11%
1995                            44                             13%
1996                            52                             18%
1997                            89                             22%
1998                            93                             23%

------------

Information based on industry data.

COMPETITIVE STRENGTHS

     The Company pursues an intensively customer- and operations-focused business strategy to achieve superior operating results. The Company's business strategy is based on the following five key competitive strengths:

     - MARKET CONCENTRATION: Scale and scope within a given market of the shipping industry are critical for efficient operation. By focusing on the Indo-Pacific Basin, the Company has been able, with a relatively small share of the world Aframax fleet (approximately 7.8% of total tonnage), to develop a significant presence in this region with charterers of medium-size tankers, facilitating comprehensive coverage of charterers' requirements and providing a base for efficient operation and a high degree of capacity utilization. The Company estimates that it has a market share of approximately 25% in this region, with its principal trading routes involving Australia, Japan and the United States.

     - OPERATIONAL CONTROL AND EXPERIENCED MANAGEMENT: The Company services substantially all of its needs in-house, without having to rely on outside ship managers or crewing agencies. The Company has experienced management in all functions critical to its operations, which affords a focused marketing effort, tight quality and cost controls, improved capacity utilization and effective operations and safety monitoring.

     - MODERN, HIGH-QUALITY TONNAGE: The Company's modern, high-quality fleet operates with high fuel efficiency and low maintenance and operating costs compared to the world fleet of Aframax tankers, 23% of which are 20 years of age or older. Only three of the Company's vessels are more than 15 years old and none is more than 18 years old. In an environment of increasingly stringent operating and safety standards, the age profile and quality of the Company's fleet has translated into a high level of acceptance by charterers.

     - LARGE FLEET OF UNIFORM-SIZED VESSELS: The Company's large fleet of Aframax tankers, many of which are in sister vessel series (substantially identical vessels), facilitates scheduling flexibility due to vessel substitution opportunities, permitting greater responsiveness to customer demands and enhanced capacity utilization. The scale of the Company's operations and resultant purchasing power, combined with the uniformity of its vessels, results in lower operating expenses than those experienced by smaller operators.

     - STRONG NETWORK OF CUSTOMER RELATIONSHIPS: The Company's intensively customer-oriented focus, combined with its other competitive strengths, have enabled it to establish a strong network of customer relationships and a reputation for transportation excellence among quality-sensitive customers.

     The Company's competitive strengths have resulted in TCE rates and operating costs that are superior to averages indicated by industry data. As a result, the Company has achieved consistently higher operating cash flow per vessel as compared to an average of certain other publicly traded bulk shipping companies, which is illustrated in the graph below.

                      OPERATING CASH FLOW PER SHIP PER DAY
                             (Calendar Year Basis)

                                      FIGURE

                                            DOLLARS PER DAY
                        -------------------------------------------------------
                                                           *AVERAGE OF OTHER
  YEARS                 TEEKAY SHIPPING AVERAGE         BULK SHIPPING COMPANIES
---------               -----------------------         -----------------------
1990                            11,014                          8,190
1991                            11,048                          9,389
1992                             7,393                          4,947
1993                             8,426                          5,034
1994                             9,033                          4,020
1995                            10,183                          4,478
1996                            11,432                          6,409
1997                            12,565                          7,874

------------

Information based upon respective company financial data.

* Vessel weighted average of the following companies: Bergesen d.y. A/S, Bona Shipholding Ltd., London & Overseas Freighters Limited, OMI Corp., and Overseas Shipholding Group.

GROWTH STRATEGY

     The Company's growth strategy is to leverage its existing competitive strengths to continue to expand its business and increase shareholder value.

     - MAINTAIN AND EXPAND AFRAMAX FRANCHISE IN INDO-PACIFIC BASIN. The Company anticipates that the continued upgrade and expansion of its Aframax tanker business in the Indo-Pacific Basin will continue to be a key component of its strategy. Over the past three fiscal years, the Company has increased its Aframax fleet by acquiring twelve vessels, while disposing of seven older Aframax tankers. With the largest concentration of Aframax tankers in the Indo-Pacific Basin, management believes the Company is able to provide the most comprehensive service to its customers thereby generating superior operating results. For example, the Company's size and scope of services has enabled it to enter into contracts of affreightment to provide large oil-company customers with ongoing services and which also grant the Company preferential rights on certain voyages, resulting in significant fleet utilization benefits and increased market share on strategically important routes.

     - LEVERAGE THE FRANCHISE TO PROVIDE VALUE-ADDED SERVICES. The Company's full-service marine operations capabilities, reputation for safety and quality, and strong customer orientation provide it with the opportunity to expand its business by providing additional value-added and innovative services, in many cases to existing customers. Examples of such services include the Company's recently-executed eight-year contract to provide Apache Energy Ltd. with an Aframax floating storage and off-loading vessel, and its outsourcing arrangement with Caltex Petroleum's Australian affiliate under which Teekay has acquired the entire tanker operation of the Australian affiliate and will service Caltex's oil transportation requirements formerly provided by that affiliate. By providing its customers with these value-added services, management believes that it will strengthen its franchise and further improve its financial performance. The Company expects that its participation in these types of activities will increase during the next several years.

     - SELECTIVELY EXPAND INTO RELATED MARKETS AND SERVICES. Management intends to identify expansion opportunities in new tanker market segments, geographic areas and services to which the Company's competitive strengths are well suited and which would enhance shareholder value. The Company may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions.

THE COMPANY'S FLEET

     The following list provides information with respect to the Company's vessels.

                                                           YEAR
                                             SERIES/YARD   BUILT   TYPE    DWT-MT        FLAG
                                             -----------   -----   ----    ------        ----
AFRAMAX TANKERS (42)
HAMANE SPIRIT..............................  Onomichi      1997    DH       105,300   Bahamian
POUL SPIRIT................................  Onomichi      1995    DH       105,300   Liberian
TORBEN SPIRIT..............................  Onomichi      1994    DH        98,600   Bahamian
SAMAR SPIRIT...............................  Onomichi      1992    DH        98,600   Bahamian
LEYTE SPIRIT...............................  Onomichi      1992    DH        98,600   Bahamian
LUZON SPIRIT...............................  Onomichi      1992    DH        98,600   Bahamian
MAYON SPIRIT...............................  Onomichi      1992    DH        98,600   Bahamian
TEEKAY SPIRIT..............................  Onomichi      1991    SH       100,200   Bahamian
PALMSTAR LOTUS.............................  Onomichi      1991    SH       100,200   Bahamian
PALMSTAR THISTLE...........................  Onomichi      1991    SH       100,200   Bahamian
PALMSTAR ROSE..............................  Onomichi      1990    SH       100,200   Bahamian
PALMSTAR POPPY.............................  Onomichi      1990    SH       100,200   Bahamian
ONOZO SPIRIT...............................  Onomichi      1990    SH       100,200   Bahamian
PALMSTAR CHERRY............................  Onomichi      1990    SH       100,200   Bahamian
PALMSTAR ORCHID............................  Onomichi      1989    SH       100,200   Bahamian
VICTORIA SPIRIT (OBO)......................  Hyundai       1993    DH       103,200   Bahamian
VANCOUVER SPIRIT (OBO).....................  Hyundai       1992    DH       103,200   Bahamian
SHILLA SPIRIT..............................  Hyundai       1990    SH       106,700   Liberian
ULSAN SPIRIT...............................  Hyundai       1990    SH       106,700   Liberian
NAMSAN SPIRIT..............................  Hyundai       1988    SH       106,700   Liberian
PACIFIC SPIRIT.............................  Hyundai       1988    SH       106,700   Liberian
PIONEER SPIRIT.............................  Hyundai       1988    SH       106,700   Liberian
DAMPIER SPIRIT (FSO).......................  Hyundai       1988    SH       106,700   Liberian
NASSAU SPIRIT..............................  Imabari       1998    DH       107,000   Bahamian
SENANG SPIRIT..............................  Imabari       1994    DH        95,700   Bahamian
SEBAROK SPIRIT.............................  Imabari       1993    DH        95,700   Liberian
SELETAR SPIRIT.............................  Imabari       1988    DS        97,300   Bahamian
SERAYA SPIRIT..............................  Imabari       1992    DS        97,300   Bahamian
SENTOSA SPIRIT.............................  Imabari       1989    DS        97,300   Liberian
ALLIANCE SPIRIT............................  Imabari       1989    DS        97,300   Bahamian
SEMAKAU SPIRIT.............................  Imabari       1988    DS        97,300   Liberian
SINGAPORE SPIRIT...........................  Imabari       1988    DS        97,300   Liberian
SUDONG SPIRIT..............................  Imabari       1987    DS        97,300   Liberian
KYUSHU SPIRIT..............................  Mitsubishi    1991    DS        95,600   Bahamian
KOYAGI SPIRIT..............................  Mitsubishi    1989    SH        96,000   Liberian
SEABRIDGE*.................................  Namura        1996    DH       105,200   Liberian
SEAMASTER*.................................  Namura        1990    SH       101,000   Liberian
TORRES SPIRIT..............................  Namura        1990    SH        96,000   Bahamian
HAKUYOU MARU*..............................  Namura        1987    SH        93,000   Singaporean
MENDANA SPIRIT.............................  Namura        1980    SH        81,700   Bahamian
MAGELLAN SPIRIT............................  Hitachi       1985    DS        95,000   Liberian
PALM MONARCH...............................  Mitsui        1981    SH        89,900   Liberian
OTHER TANKERS (4)
MUSASHI SPIRIT (VLCC)......................  Sasebo        1993    SH       280,700   Bahamian
SCOTLAND...................................  Mitsubishi    1982    DS        40,800   Bahamian
BARRINGTON.................................  Samsung       1989    DH        33,300   Australian
PALMERSTON.................................  Halla         1990    DB        36,700   Australian
                                                                          ---------
                                                                          4,576,200
                                                                          =========

------------

DH   Double-hull tanker
DS   Double-sided tanker
DB   Double-bottom tanker
FSO  Floating storage and off-loading vessel
OBO Oil/Bulk/Ore carrier
SH   Single-hull tanker
VLCC Very Large Crude Carrier
* Time-chartered-in

     Many of the Company's vessels have been designed and constructed as substantially identical sister ships. Such vessels can, in many situations, be interchanged, providing scheduling flexibility and greater capacity utilization. In addition, spare parts and technical knowledge can be applied to all the vessels in the particular series, thereby generating operating efficiencies.

     The Company has disposed of several vessels as part of its ongoing fleet modernization program. The Company sold a total of seven of its older Aframax tankers during the three fiscal years ended March 31, 1998, and acquired a total of twelve newer Aframax tankers (including two time-chartered-in vessels) and two modern product tankers during the same period. As a result, the Company's average fleet size increased by two vessels, or 4.9%, in fiscal 1998 compared to fiscal 1997, following an earlier increase of two vessels, or 4.6%, in fiscal 1997 compared to fiscal 1996. The Company currently has two double-hull newbuildings on order (subject to certain conditions to be satisfied by the builder), with deliveries scheduled for July and September 1999. The estimated delivered price for each vessel, including all related charges, is approximately $38.0 million. The Company has the option to purchase further newbuildings under similar terms.

     The Company's fleet is one of the most modern fleets in the world, having an average age of approximately 7.8 years, compared to an average age for the world oil tanker fleet of approximately 13.7 years and for the world Aframax tanker fleet of approximately 12.2 years. The following chart compares the age profiles of the Company's Aframax Fleet, the world Aframax tanker fleet (excluding the Company's vessels) and the world tanker fleet, as of March 31, 1998.

                        COMPARISON OF FLEET AGE PROFILES

                                      FIGURE

                                             Percentage of Fleet
                      --------------------------------------------------------
                      0-9 Years   10-14 Years   15-19 Years   20 Years & Older
                      ---------   -----------   -----------   ----------------
Teekay Aframax
   Tanker Fleet          72%          24%           4%              0%
World Aframax
   Tanker Fleet          41%          16%          20%             23%
World Tanker
   Fleet                 37%          11%          13%             39%

---------------

Information based on industry data

CLASSIFICATION AND INSPECTION

     All of the Company's vessels have been certified as being "in class" by their respective classification societies: Nippon Kaiji Kyokai, Lloyds Register, Det Norske Veritas or American Bureau of Shipping. Every commercial vessel's hull and machinery is "classed" by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year ("Annual Survey"), every two to three years ("Intermediate Survey") and every four to five years

("Special Survey"). Vessels also may be required, as part of the Intermediate Survey process, to be dry-docked every 24 to 30 months for inspection of the underwater parts of the vessel and for necessary repair related to such inspection. Many of the Company's vessels have qualified with their respective classification societies for drydocking every five years in connection with the Special Survey and are no longer subject to the Intermediate Survey drydocking process. To so qualify, the Company was required to enhance the resiliency of the underwater coatings of each such vessel as well as to install apparatus on each vessel to accommodate thorough underwater inspection by divers.

     In addition to the classification inspections, many of the Company's customers, including the major oil companies, regularly inspect the Company's vessels as a precondition to chartering voyages on such vessels. In each of the last eight years, Tanker Advisory Center, Inc. (New York) has rated the Company's fleet a "meritorious tanker fleet," a designation which, in the latest publication (January 1998), placed it in the top 5% of all fleets containing five or more tankers. Management believes that the Company's well-maintained, high quality tonnage should provide it with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

     The Company has obtained through Det Norske Veritas, the Norwegian classification society, a document of compliance with the ISO 9000 standards of total quality management. ISO 9000 is a series of international standards for quality systems which includes ISO 9002, the standard most commonly used in the shipping industry. The Company has also completed the implementation of the International Safety Management (ISM) code. The Company has obtained Documents of Compliance (DOC) for its offices and Safety Management Certificates (SMC) for its applicable vessels, as required by the IMO prior to July 1, 1998.

OPERATIONS AND SHIP MANAGEMENT

     The Company has experienced management in all functions critical to its operations, which affords a focused marketing effort, tight quality and cost controls, improved capacity utilization and effective operations and safety monitoring. Through wholly owned subsidiaries located worldwide, the Company provides substantially all of the operations, ship maintenance, crewing, technical support, shipyard supervision, insurance and financial management services necessary to support its fleet.

     The Company has a worldwide chartering staff located in Vancouver, Tokyo, London and Singapore. Each office serves the Company's clients headquartered in such office's region. Fleet operations, vessel positions and charter market rates are monitored around the clock. Management believes that monitoring such information is critical to making informed bids on competitive brokered business. During fiscal 1998, approximately 84% of the Company's net voyage revenues were derived from spot voyages or time charters and COAs priced on a spot market basis.

     Company employees perform much of the necessary ordinary course maintenance and regularly inspect all of the Company's vessels, both at sea and while the vessels are in port. The Company inspects its vessels two to four times per year using predetermined and rigorous criteria. Each vessel is examined and specific notations are made, and recommendations are given for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. While certain ship management and commercial operations services are contracted out, the Company believes that it could obtain a replacement provider of these services, or could provide these services internally, without any negative impact on its operations.

CREWING AND STAFF

     The Company employs approximately 300 captains, chief engineers, chief officers and first engineers, approximately 1,450 additional personnel at sea and approximately 200 personnel ashore. Management anticipates hiring senior management and staff personnel in connection with the further expansion of its operations.

     The Company places great emphasis on attracting, through its recruiting offices in Manila, Glasgow, Sydney and Mumbai, qualified crew members for employment on the Company's tankers. Recruiting has become an increasingly difficult task for operators in the tanker industry. The Company pays competitive salaries and provides competitive benefits to its personnel and tries to promote, when possible, from within their ranks. Management believes that the well maintained quarters and equipment on the Company's vessels help to attract and retain motivated and qualified seamen and officers. During fiscal 1996, the Company entered into a Collective Bargaining Agreement with the Philippine Seafarers' Union (PSU), an affiliate of the International Transport Workers' Federation (ITF), and a Special Agreement with ITF London, which covers substantially all of the Company's junior officers and seamen. The Collective Bargaining Agreement and the Special Agreement did not result in any significant increase in the levels of wages paid or benefits provided to members of the vessel crews. The Company is also a party to Enterprise Bargaining Agreements with three Australian maritime unions, covering officers and seamen. The time charters covering the Australian vessels provide that increases in wages or benefits for the Company's Australian-crewed vessels will be passed on to the customer. See "Risk Factors--Competition."

     The Company has a cadet training program, the purpose of which is to develop a cadre of future senior officers for the Company, with one specially equipped vessel staffed with an instructor and trainees. In addition to the basic training that all seamen are required to undergo to achieve certification, the Company provides additional training of as much as one month for all newly hired seamen and junior officers at training facilities in the Philippines. Safety procedures are a critical element of this training and continue to be emphasized through the Company's onboard training program. Management believes that high quality manning and training policies will play an increasingly important role in distinguishing larger independent tanker companies which have in-house (or affiliate) capabilities, from smaller companies that must rely on outside ship managers and crewing agents.

CUSTOMERS

     Customers of the Company include major oil companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities dependent upon the tanker transportation trade. During fiscal 1998, one customer (an international oil company) accounted for $56.5 million, or approximately 14%, of the Company's consolidated voyage revenues for such period. Another customer, also an international oil company, accounted for $48.7 million, or approximately 13%, of the Company's fiscal 1997 voyage revenues. No more than one customer has accounted for more than 10% of the Company's consolidated voyage revenues in any of the three fiscal years ended March 31, 1998.

COMPETITION

     International seaborne oil and other petroleum products transportation services are provided by two main types of operators: captive fleets of major oil companies (both private and state-owned) and independent ship owner fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by the Company, also operate their own vessels and transport their own oil as well as oil for third party charterers in direct competition with independent owners and operators. Competition for charters is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the vessel's manager. Competition in the Aframax segment is also affected by the availability of other size vessels that compete in the Company's markets. Suezmax size vessels and Panamax size vessels can compete for many of the same charters for which the Company competes. Because of their large size, ULCCs and VLCCs rarely compete directly with Aframax tankers for specific charters; however, because ULCCs and VLCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition. See "--The International Tanker Market--Industry Fundamentals--Demand" and "Risk Factors--Competition."

     The Company competes principally with other Aframax owners through the global tanker charter market, comprised of tanker broker companies which represent both charterers and ship owners in chartering transactions. Within this market, some transactions, referred to as "market cargoes," are offered by charterers through two or more brokers simultaneously and shown to the widest possible range of owners; other transactions, referred to as "private cargoes," are given by the charterer to only one broker and shown selectively to a limited number of owners whose tankers are most likely to be acceptable to the charterer and are in position to undertake the voyage. Management estimates that the Company transacts approximately one-third of its spot voyages from market cargoes, the remainder being either private cargoes or direct cargoes transacted directly with charterers outside this market.

     Other large operators of Aframax tonnage include Shell International Marine, a subsidiary of Royal Dutch/Shell Petroleum Corporation, with approximately 21 vessels trading globally (11 of which are on charter), Neptune Orient Lines Ltd. (owned partially by the Singapore government), with approximately 16 vessels, and Bona Shipholding Limited, which controls 15 vessels; each of the latter two fleets trade exclusively in the Atlantic Basin. Management believes that it has significant competitive advantages in the Aframax tanker market as a result of the age, quality, type and dimensions of its vessels and its large market share in the Indo-Pacific Basin. See "--Growth Strategy."

     As part of its growth strategy, the Company will continue to consider strategic opportunities, including business acquisitions. To the extent the Company enters new geographic areas or tanker market segments, there can be no assurance that the Company will be able to compete successfully therein. New markets may involve competitive factors which differ from those of the Aframax market segment in the Indo-Pacific Basin and may include participants which have greater financial strength and capital resources than the Company.

RISK OF LOSS AND INSURANCE

     The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil is subject to the risk of crude oil spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, and boycotts.

     The Company carries insurance to protect against most of the accident-related risks involved in the conduct of its business and it maintains environmental damage and pollution insurance coverage. The Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. The Company believes that its current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $700 million per vessel per incident. However, there can be no assurance that all covered risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. See "Risk Factors--Risk of Loss and Insurance."

LEGAL PROCEEDINGS

     From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operations.

REGULATION

     The business of the Company and the operation of its vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, the Company cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of its vessels. Additional conventions, laws and regulations may be adopted which could limit the ability of the Company to do business or increase the cost of its doing business and which may have a material adverse effect on the Company's operations. The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels owned by the Company will depend upon a number of factors, the Company believes that it has been and will be able to obtain all permits, licenses and certificates material to the conduct of its operations.

     The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry.

     ENVIRONMENTAL REGULATION--IMO. On March 6, 1992, the IMO adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which went into effect on July 6, 1995 in many jurisdictions in which the Company's tanker fleet operates, provide that (i) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (iii) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994, or (iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

     Under the current regulations, the vessels of the Company's existing fleet will be able to operate for substantially all of their respective economic lives before being required to have double-hulls. Although three of the Company's vessels are 15 years or older, the oldest of such vessels is only 18 years old and, therefore, the IMO requirements currently in effect regarding 25 and 30 year-old tankers will not affect the Company's fleet in the near future. However, compliance with the new regulations regarding inspections of all vessels may adversely affect the Company's operations. The Company cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on the Company's operations due to uncertainty of interpretation of the IMO regulations.

     The operation of the Company's vessels is also affected by the recently adopted requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the Company's applicable vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

     ENVIRONMENTAL REGULATIONS--OPA 90. OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

     Under OPA 90, vessel owners, operators and bareboat (or "demise") charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and other lost revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. The Company currently plans to continue to maintain for each of its vessels pollution liability coverage in the amount of $700 million per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on the Company.

     Under OPA 90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and hull construction. Only three of the Company's vessels are over 15 years old, and the oldest of such vessels, the single-hulled Mendana Spirit, would not be phased-out under the double-hull regulations until 2003. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.

     OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard (the "Coast Guard") evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, or guaranty. Under OPA 90, an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

     The Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

     The Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. The Company has complied with the Coast Guard regulations by providing a financial guaranty from a related company evidencing sufficient self-insurance.

     OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.

     Owners or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things, (i) address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge," (ii) describe crew training and drills, and (iii) identify a qualified individual with full authority to implement removal actions. The Company has filed vessel response plans with the Coast Guard for the tankers owned by the Company and has received approval of such plans for all vessels in its fleet to operate in United States waters.

     ENVIRONMENTAL REGULATION--OTHER ENVIRONMENTAL INITIATIVES. The European Union is considering legislation that will affect the operation of tankers and the liability of owners for oil pollution. It is impossible to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

     Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Approximately one-quarter of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC which has recently become effective. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $80.5 million, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

TAXATION OF THE COMPANY

     The following discussion is a summary of the principal Liberian tax laws, Bahamian tax laws and U.S. federal income tax laws applicable to the Company. The following discussion of tax matters, as well as the conclusions regarding certain issues of tax law that are reflected in such discussion are based on current law and upon the advice received by the Company from its counsel. Such advice is based, in part, on representations made by officers of the Company, some of which relate to anticipated future factual matters and circumstances. No assurance can be given that changes in or interpretation of existing laws will not occur or will not be retroactive or that anticipated future factual matters and circumstances will in fact occur. The views of the Company and its counsels have no binding effect or official status of any kind, and no assurance can be given that the conclusions discussed below would be sustained if challenged by taxing authorities.

     UNITED STATES TAXATION

     The following discussion is based on the advice of Watson, Farley & Williams, special United States tax counsel to the Company. The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings and court decisions, all as of the date hereof.

     It is anticipated that substantially all of the gross income of the Company will be derived from and attributable to the ownership, use and operation of vessels in international commerce by Teekay's wholly-owned subsidiaries (collectively, the "Subsidiaries" and individually, a "Subsidiary") and that such income will principally consist of freights from the transportation of cargoes and hire or lease from time or voyage charters and from the performance of services directly related to the ownership, use and operation of such vessels ("Shipping Income"). Unless exempt from U.S. taxation under Section 883 of the Code, the Subsidiaries' Shipping Income will be subject to U.S. federal income taxation (in the manner discussed below) to the extent that such Shipping Income is derived from sources within the United States.

     Shipping Income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States will be considered to be 50% derived from sources within the United States. Shipping Income attributable to transportation that both begins and ends in the United States ("coastwise trade") will be considered to be 100% derived from sources within the United States. The Subsidiaries will not generate 100% U.S. source Shipping Income since their vessels are prohibited by law from engaging in coastwise trade. All Shipping Income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping Income derived by the Subsidiaries from sources outside the United States will not be subject to U.S. federal income tax.

     Based upon the anticipated shipping operations of the Subsidiaries, their vessels will be operated in various parts of the world, including to or from U.S. ports. On average, in fiscal years 1998, 1997 and 1996, approximately 37% of the Subsidiaries' gross revenues was attributable to the transportation of cargoes to or from U.S. ports. Therefore, only 19%, on average, of the Subsidiaries' Shipping Income would have been treated as derived from U.S. sources for such periods.

     Management estimates that, should the Subsidiaries not qualify for the
Section 883 exemption described below, the Company's tax liability for fiscal year 1998 would not be material.

          THE CODE SECTION 883 EXEMPTION

     The Company believes that both before as well as after the Offering, the U.S. source Shipping Income derived by the Subsidiaries qualifies for exemption from U.S. federal income tax under Section 883 of the Code.

     A Subsidiary will qualify for the exemption under Code Section 883 if, in relevant part, (i) it is organized in a foreign country that grants an equivalent exemption from tax to corporations organized in the United States ("the country of organization requirement"), and (ii) more than 50% of the value of its shares is treated as owned, directly or indirectly, by individuals who are "residents" of such country or of another foreign country that grants an equivalent exemption to corporations organized in the United States (the "ownership requirement").

     The U.S. Treasury Department has recognized Liberia, The Bahamas, Panama and Australia as foreign countries that grant an equivalent exemption to U.S. corporations. Since each of the Subsidiaries is organized in Liberia, The Bahamas, Panama or Australia, each of the Subsidiaries satisfies the country of organization requirement. Therefore, each Subsidiary's qualification for exemption under Section 883 will depend solely upon whether the ownership requirement is met.

     The Company believes that the Subsidiaries can claim the benefit of the special publicly traded rule of Section 883(c) to satisfy the ownership requirement both before and after the Offering.

     Under this rule, the capital stock of each Subsidiary will be deemed to be owned by individual residents of Liberia (a qualifying foreign country as described above) if Teekay's Common Stock is considered to be "primarily and regularly traded on an established securities market" in the United States ("publicly traded test").

     At present, there are no regulations promulgated under Section 883 that define the term "primarily and regularly traded on an established securities market." The U.S. Internal Revenue Service (the "IRS") has taken the position in a technical advice memorandum that regulations issued under Code Section 884, which contains a publicly-traded exception similar to that contained in Code
Section 883, should apply for purposes of determining whether the stock of a corporation is "primarily and regularly traded on an established securities market" under Code Section 883. The IRS, however, is not bound by, and taxpayers cannot rely on, conclusions reached in a technical advice memorandum, although a technical advice memorandum can indicate the current position of the IRS on the legal issues addressed therein. For purposes of the discussion below, it is assumed that principles similar to those contained in Section 884 regulations (modified to take into account the legislative purposes and objectives of Section 883) will be applied under Section 883.

     The Section 884 regulations provide in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. Stock will be considered to be "regularly traded" on such market if (i) stock representing 80% or more of the issuer's outstanding shares (by voting power and value) is listed on such market (the "80%" test); (ii) stock is traded on such market, other than in de minimus quantities, on at least 60 days during the taxable year (the "trading frequency threshold"); and (iii) the aggregate number of shares of stock traded is at least 10% of the average number of shares outstanding during such year (the "trading volume threshold"). The trading frequency threshold and the trading volume threshold will be deemed satisfied if, as is the case here, stock is traded on an established securities market in the United States and such stock is regularly quoted by brokers and dealers making a market in the stock ("U.S. securities market exception").

     At present, the sole class of Teekay's stock that is issued and outstanding is the Common Stock and the Common Stock is listed on the New York Stock Exchange, which is an established securities market in the United States. Since the Common Stock is not listed or quoted on any other securities market, the Common Stock must be considered to be "primarily" traded on such market. The Common Stock should also be considered to be "regularly traded" on the New York Stock Exchange since the 80% test is satisfied by virtue of 100% of the Common Stock being listed on such Exchange and the trading frequency threshold and trading volume threshold tests will be deemed satisfied as a result of the applicability of the U.S. securities market exception.

     Notwithstanding the foregoing, the Section 884 regulations provide, in pertinent part, that stock will not be considered to be regularly traded on an established securities market for any taxable year in which 50% or more of the outstanding shares of such stock are owned (within the meaning of the regulations) for more than 30 days during such taxable year by persons who each own 5% or more of the value of the outstanding shares of such stock and who are not "qualifying shareholders" for purposes of Section 884 (the "5% Override Rule").

     The Company believes, however, that the Subsidiaries' satisfaction of the foregoing publicly traded test is not vitiated by the 5% Override Rule. This is because (i) Cirrus Trust and JTK Trust will, in the aggregate, own approximately 74.6% of the Common Stock prior to the Offering and approximately 54.7% of the Common Stock upon completion of the Offering (approximately 51.4% if the Underwriters' over-allotment option is exercised in full), (ii) the trust documents of each of Cirrus Trust and JTK Trust contain provisions that currently require that no less than 75% of the capital and income of the trust be distributed to persons who would be "qualifying shareholders" for purposes of the Section 884 regulations and (iii) the Company expects (assuming a wide distribution and disbursement of the Common Stock offered hereby), that upon completion of the Offering only one shareholder other than the trusts will own 5% or more of the Common Stock, and that such shareholder will own less than 10% of the Common Stock. These factors should preclude non-qualifying shareholders from owning 50% or more of the Common Stock either before or upon completion of the Offering and thereby triggering the 5% Override Rule.

     Future regulations promulgated under Section 883, however, might adopt an interpretation of the term "primarily and regularly traded on an established securities market" that is inconsistent with the approach adopted by the regulations under Section 884 or an interpretation of the term "qualifying shareholder" for purposes of Section 883 that differs from the interpretation set out immediately above. In either case, the Subsidiaries could thereby fail to satisfy the ownership requirement.

     Furthermore, while the Company is not aware of any plan by the Cirrus Trust (other than this Offering) or the JTK Trust to dispose of any Common Stock, it can give no assurance that the Cirrus Trust or JTK Trust may not do so in the future and thereby make it possible for one or more persons that are not qualifying shareholders for purposes of Section 884 to acquire sufficient beneficial ownership of the outstanding shares of Common Stock to trigger the 5% Override Rule and thereby preclude the Subsidiaries from satisfying the ownership requirement of Section 883. The Subsidiaries' eligibility to satisfy the ownership requirement could also be adversely affected by Teekay's issuance of additional shares of Common Stock or other changes in its capitalization.

     To the extent the Subsidiaries are unable to qualify for exemption from tax under Section 883, their U.S. source Shipping Income will become subject to the 4% gross basis tax regime or, alternatively, to the net basis and branch tax regime described below.

     TAXATION IN ABSENCE OF CODE SECTION 883 EXEMPTION

     4% GROSS BASIS TAX REGIME. To the extent the benefits of Section 883 are unavailable, the U.S. source Shipping Income of the Subsidiaries, which is not considered to be "effectively connected" with the conduct of a U.S. trade or business (as discussed below), would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis (without benefit of deductions). As discussed above, the Company expects that substantially less than half of the subsidiaries' gross Shipping Income will be considered U.S. source Shipping Income. Therefore, the Company believes that the maximum effective rate of U.S. federal income tax on the subsidiaries' gross Shipping Income would not exceed 2%. The Company does not expect that any potential liability it may have with respect to its U.S. source Shipping Income for prior years would be material in amount.

     NET BASIS AND BRANCH TAX REGIME. To the extent the benefits of the Section 883 exemption are unavailable and the U.S. source Shipping Income of the Subsidiaries is considered to be "effectively connected" with the conduct of a U.S. trade or business (as described below), any such "effectively connected" U.S. source Shipping Income, net of applicable deductions would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. The U.S. source Shipping Income of the Subsidiaries would be considered "effectively connected" with the conduct of a U.S. trade or business only if:
(i) the Subsidiaries have (or are considered to have) a fixed place of business in the United States involved in the earning of Shipping Income and (ii) substantially all of the U.S. source Shipping Income of the Subsidiaries is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States. In addition to the general corporate tax, the Subsidiaries may be subject to the 30% "branch-level" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of their U.S. trade or business.

     The Company does not intend to have (or permit circumstances which would result in it having) any of the Subsidiaries' vessels operating to the United States on a regularly scheduled basis or having (or being considered to have) an office or other fixed place of business in the United States involved in the earning of Shipping Income. Based on the foregoing and on the expected mode of the Company's shipping operations and other activities as described in this Prospectus, it is the opinion of special United States tax counsel that none of the U.S. source Shipping Income of the Company will be "effectively connected" with the conduct of a U.S. trade or business.

     GAIN ON SALE OF VESSELS. To the extent the vessel of any Subsidiary makes more than an occasional voyage to U.S. ports, that Subsidiary may be considered to be engaged in the conduct of a U.S. trade or business. As a result, except to the extent such gain falls within the scope of the Section 883 exemption, any U.S. source gain on the sale of a Subsidiary's vessel may be partly or wholly subject to U.S. federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the above described net basis and branch tax regime. However, the Company intends to structure sales of Subsidiary vessels in such a manner, including but limited to effecting the sale and delivery of vessels outside of the United States, as to not give rise to U.S. source gain.

     LIBERIAN TAXATION

     Based on the advice of Watson, Farley & Williams, Liberian tax counsel to the Company, because Teekay does not expect that it and its subsidiaries will conduct business or operations in the Republic of Liberia, Teekay and its subsidiaries will not be subject to taxation under the laws of the Republic of Liberia, and distributions by its subsidiaries to Teekay will not be subject to Liberian tax.

     BAHAMIAN TAXATION

     Based on the advice of Graham, Thompson & Co., Bahamian counsel to the Company, Teekay and its subsidiaries will not be subject to taxation under the laws of The Bahamas, and distributions by its subsidiaries to Teekay also will not be subject to any Bahamian tax.

                                   MANAGEMENT

     The directors, executive officers and senior management of the Company are listed below:

                 NAME               AGE                           POSITION
                 ----               ---                           --------
    Karlshoej, Axel                 57    Director and Chairman of the Board
    Moller, Bjorn                   40    Director, President and Chief Executive Officer
    Coady, Arthur F.                64    Director, EVP and General Counsel
    Dingman, Michael D.             66    Director
    Feder, Morris L.                81    Director
    Hsu, Steve G. K.                64    Director
    Hsu, Thomas Kuo-Yuen            51    Director
    Adams, John                     42    Managing Director (Glasgow)
    Alsleben, Veronica A. E.        47    Managing Director (London)
    Antturi, Peter S.               39    VP, Treasurer and Chief Financial Officer (Vancouver)
    Bendy, Paul                     44    Managing Director (Australia)
    Blair, Esther E.                43    Secretary (Nassau)
    Chad, Greg                      46    VP, Corporate Services (Vancouver)
    Glendinning, David              44    VP, Marine and Commercial Operations (Vancouver)
    Lok, Vincent C.                 30    Controller (Vancouver)
    Meldgaard, Mads T.              33    VP, Chartering (Vancouver)*
    Murphy, Justin                  37    Managing Director (Singapore)**
    Nagao, Yoshio                   51    Managing Director (Tokyo)
    Patwardhan, Vinay S.            56    President, Marine Operations (Vancouver)

------------

*   Promotion to indicated position to become effective July 1998.

**  Promotion to indicated position to become effective August 1998.

     Certain biographical information about each of these individuals is set forth below:

     JOHN ADAMS joined the Company in April 1998 as Managing Director of the newly established Glasgow Office, where Mr. Adams heads the Company's crewing and crew training activities. Prior to joining Teekay, Mr. Adams served for nine years as Managing Director of Teekay Norbulk, a joint venture between the Company and Norbulk Agencies. Mr. Adams has over 22 years' experience in the crewing and ship management business.

     VERONICA A. E. ALSLEBEN has been employed in ship chartering since 1973. She joined the Company in 1989 as chartering manager and was subsequently promoted to her current position as Managing Director (London). Prior to joining the Company, Ms. Alsleben served as Vice President of a chartering office of an international tanker company in New York City for five years.

     PETER S. ANTTURI joined the Company in September 1991 as Manager, Accounting and was promoted to the position of Controller in March 1992, and to his current position of Vice President, Treasurer and Chief Financial Officer in October 1997. Prior to joining the Company, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

     PAUL BENDY joined the Company in December 1997 as Managing Director of the Australia office in connection with the acquisition by the Company of an Australian affiliate of Caltex Petroleum. From 1993 to December 1997, Mr. Bendy held a variety of senior management positions within the Caltex Petroleum organization, including in shipping operations management. Prior to 1993, Mr. Bendy served for 13 years as a Marine Engineer for Caltex.

     ESTHER E. BLAIR joined the Company in June 1988. In 1991, she was appointed to the position of Secretary.

     GREG CHAD joined the Company in August 1991 as Manager, Personnel. He was promoted in June 1993 to Director, Personnel and in March 1995 to his current position of Vice President, Corporate Services. Mr. Chad has held a number of senior human resources and administration roles in the transportation and communication industries since 1976.

     ARTHUR F. COADY is an Executive Vice President and the General Counsel of the Company. He has served as a Director of Teekay since 1989. He joined the Company after 30 years in private law practice in Canada, having specialized in corporate and commercial law. In July 1995, Mr. Coady was appointed as a Director of the Bahamas Maritime Authority.

     MICHAEL D. DINGMAN is a private investor, industrial company executive and corporate director. He has served as a Director of Teekay since May 1995. He is Chairman and Chief Executive Officer of The Shipston Group Limited, a diversified international holding company, and a Director of Fisher Scientific International Inc. and of Ford Motor Company. Mr. Dingman also serves as Director/Executive to a number of other industrial concerns.

     MORRIS L. FEDER is President of Worldwide Cargo Inc., a New York based chartering firm. Mr. Feder has been employed in the shipping industry in excess of 48 years, of which 43 were spent with Maritime Overseas Corporation, from which he retired as Executive Vice President and Director in December 1991. He has also served as Senior Vice President and Director of Overseas Shipholding Group Inc. and was a member of the Finance and Development Committee of the Board of Directors of such company. He has served as a Director of Teekay since June 1993. Mr. Feder is a member of the American Bureau of Shipping, the Connecticut Maritime Association and the Association of Shipbrokers and Agents USA Inc., as well as being a member of the Board of Directors of American Marine Advisors, Inc.

     CAPTAIN DAVID GLENDINNING joined the Chartering Department of the Company's London office in January 1987. Since then, he has worked in a number of senior positions within the organization, including Vice President, Commercial Operations, a position he held for two years prior to his January 1995 promotion to the position of Vice President, Marine and Commercial Operations. Captain Glendinning has 18 years' sea service on oil tankers of various types and sizes and is a Master Mariner with British Class 1 Foreign Going Certificate of Competency.

     STEVE G. K. HSU is Chairman of Oak Maritime (H.K.) Inc., Limited, a ship management company based in Hong Kong. Mr. Hsu is a Standing Supervisor of the National Association of Chinese Shipowners, Taiwan, a member of the American Bureau of Shipping, and a council member of the International General Committee of Bureau Veritas. He has served as a Director of Teekay since June 1993.

     THOMAS KUO-YUEN HSU has served 26 years with, and is presently Executive Director of, Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of seven vessels, ranging in size from 30,000 dwt to 280,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988, and a Lloyd's Underwriting Member since 1983. He has served as a Director of Teekay since June 1993.

     AXEL KARLSHOEJ is President of Nordic Industries, a California general construction firm with whom he has served for the past 25 years. He is the older brother of the late J. Torben Karlshoej, the founder of the Company. He has served as a Director and Chairman of the Board of Teekay since June 1993.

     VINCENT C. LOK joined the Company in June 1993 as a financial analyst and was promoted to the position of Assistant Controller in July 1995, and to his current position of Controller in October 1997. Prior to joining the Company, Mr. Lok worked in the audit practice of Deloitte & Touche, Chartered Accountants, for four years.

     MADS T. MELDGAARD joined the Company's Chartering Department in January 1986 and served in the European and Singapore offices until December 1991, when he was appointed Chartering Manager in the Vancouver office. In January 1994, he was promoted to the position of General Manager, Chartering, and then to Managing Director (Singapore) in September 1995. Effective July 1998, Mr. Meldgaard will become Vice President, Chartering, based in Vancouver.

     BJORN MOLLER succeeded Captain James Hood as President and Chief Executive Officer in April 1998. Mr. Moller has over 20 years experience in shipping and has served in senior management positions with the Company for more than 10 years. He has headed the Company's overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed the Company's global chartering operations and business development activities.

     JUSTIN MURPHY joined the Company in October 1990 and has held various positions in the Company's operations and chartering departments. Mr. Murphy is currently serving as General Manager of Business Development at the Company's Vancouver office and, in August 1998, he will assume the position of Managing Director of the Company's Singapore office. Mr. Murphy has been employed in the chartering business for the past 20 years and is a Member of the Institute of Chartered Shipbrokers (MICS).

     YOSHIO NAGAO has been employed in the shipping industry for the past 31 years and is qualified as a Chief Engineer. He joined the Company from Sanko Steamship Co. Ltd., a Japanese ship owning company, where he served as Manager of their Technical Department. Mr. Nagao has served as Managing Director (Tokyo) since joining the Company in 1985.

     CAPTAIN VINAY S. PATWARDHAN has held senior positions with the Company since joining the organization in 1981, including Vice President, Ship Management, a position he held from January 1986 through January 1995, when he was promoted to his current position of President, Marine Operations. Captain Patwardhan has been employed in the shipping industry for the past 37 years, having experience in crude tanker, product carrier, O/B/O, ore oiler, container, general cargo and bulk carrier operations, with 11 years of command experience. Captain Patwardhan is a Master Mariner with Foreign Going Certificate of Competency.

EXECUTIVE COMPENSATION

     The aggregate annual compensation paid to the 14 executive officers and senior managers listed above was $2,428,797 for fiscal 1998, a portion of which was attributable to payments made pursuant to bonus plans of the Company, which consider both Company and individual performance for a given period. Currently, the non-employee directors of Teekay receive, in the aggregate, approximately $100,000 for their services and reimbursement of their out-of-pocket expenses in each fiscal year during which they are directors of Teekay. In fiscal 1998, the Company contributed an aggregate amount of $155,130 to provide pension and similar benefits for the 14 executive officers and senior managers listed above.

     Teekay's 1995 Stock Option Plan (the "Plan") entitles certain eligible officers, key employees (including senior sea staff), and directors of the Company to receive options to acquire Common Stock of Teekay. As of April 30, 1998, a total of 1,843,135 shares of Common Stock had been reserved for issuance under the Plan. As of such date, options to purchase a total of 1,160,251 shares of Common Stock were outstanding, with options to purchase a total of 564,267 shares then exercisable and with the directors and the 14 executive officers and senior managers listed above holding options to purchase a total of 554,375 shares, of which 325,375 are exercisable. The outstanding options are exercisable at prices ranging from $21.50 to $33.50 per share, with a weighted average exercise price of $26.67 per share, and expire between July 19, 2005 and June 13, 2007, ten years after the date of grant.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding ownership of Teekay's Common Stock as of May 11, 1998 and as adjusted to give effect to the Offering by (i) the Selling Stockholder, (ii) each owner of 10% or more of the Common Stock and (iii) all officers and directors of Teekay as a group:

                             COMMON STOCK OWNED PRIOR     NUMBER OF      COMMON STOCK OWNED AFTER
                                  TO THE OFFERING        SHARES TO BE          THE OFFERING
                             -------------------------     SOLD IN      --------------------------
IDENTITY OF PERSON OR GROUP    NUMBER      PERCENTAGE    THE OFFERING     NUMBER     PERCENTAGE(2)
---------------------------  -----------   -----------   ------------   ----------   -------------
Cirrus Trust...............  18,627,397    64.6%          4,200,000     14,427,397     45.6%
JTK Trust..................   2,888,293    10.0%             --          2,888,293      9.1%
All officers and directors
  as a group (19
  persons)(1)..............      *            *              --             *             *

------------

(1) Excludes outstanding options to purchase up to 554,375 shares of Common
    Stock.
(2) On a fully diluted basis after giving effect to the Offering, Cirrus Trust and JTK Trust will own approximately 44.0% and 8.8%, respectively; Cirrus Trust will own approximately 40.8% if the Underwriters' overallotment option is exercised in full.

*   Less than one percent of outstanding shares.

     The activities of Cirrus Trust and JTK Trust are under the common supervision of Messrs. Coady, Karlsboej and Thomas Hsu, directors of Teekay, and Mr. Shigeru Matsui, President of Matsui & Company, a Tokyo based ship brokerage firm. The beneficiaries of such trusts include charitable institutions and affiliated trusts.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following is a summary of certain indebtedness of the Company. Such summary is qualified in its entirety by reference to the full text of the documents which govern the transactions so summarized.

     As of March 31, 1998, the subsidiaries of Teekay had obligations for outstanding indebtedness for borrowed money under existing credit agreements in the aggregate principal amount of $376.7 million, all of which is guaranteed by Teekay. In addition, Teekay had indebtedness of $123.7 million of its 9 5/8% Notes and $225.0 million of its 8.32% Notes. After giving effect to the Offering and the application of the estimated net proceeds to the Company therefrom, the Company's indebtedness, on a consolidated basis, would be approximately $655.1 million. See "Use of Proceeds." The following chart indicates, on a consolidated basis after giving effect to the Offering and the application of the proceeds to the Company therefrom, the aggregate principal amount of indebtedness that will be due and payable in upcoming fiscal years of the Company.

      FISCAL YEAR            AMOUNT           FISCAL YEAR           AMOUNT
      -----------            ------           -----------           ------
  1999                    $52.9 million          2004           $135.6 million
  2000                    $53.1 million          2005           $ 72.5 million
  2001                    $31.6 million          2006           $121.5 million
  2002                    $37.3 million          2007           $ 48.5 million
  2003                    $48.5 million   2008 and thereafter   $ 53.6 million

     Credit agreements, and guarantees executed by Teekay in connection therewith, contain various covenants which restrict the operations of the obligors and Teekay. Such credit agreements and guarantees contain covenants which require the obligors thereunder or Teekay, as the case may be, to conduct their operations, including, for such obligors, the operations of their respective vessels, in accordance with certain standards set forth in such credit agreements or guarantees, as the case may be. The Company's Revolver (discussed below) contains a "hull covenant" which requires the obligors to deliver additional collateral to the lenders under such credit agreement, or prepay a certain amount of the indebtedness under such credit agreement, in the event that the value of the subject vessels falls below a fixed percentage of the amount of the indebtedness under such credit agreement then outstanding. The percentage at which the combined value of the subject vessels must remain is 120% of the outstanding indebtedness under the Revolver, with the percentage increasing to 130% over the term of the Revolver. The Company believes that as of March 31, 1998 it was in compliance with all of the covenants in effect at that time.

     In addition to the hull covenants, certain of the credit agreements prohibit the payment of dividends by, or the making of distributions from, the respective obligors during the time in which any of the indebtedness thereunder remains outstanding.

     In July 1993, Teekay issued $175.0 million of its 9 5/8% Notes in a private placement. In December 1993, the privately-placed Notes were exchanged for Notes registered under the Securities Act. The 9 5/8% Notes are collateralized by first preferred mortgages granted on six of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by the Teekay subsidiaries that own the mortgaged vessels. The 9 5/8% Notes are subject to a sinking fund, which since July 15, 1997 retires $25.0 million principal amount of the 9 5/8% Notes on each July 15. The 9 5/8% Notes are not listed for trading on any foreign or United States exchange and there is currently no regular trading market for such Notes. The Company intends to use the net proceeds it receives from the Offering, together with cash on hand, to redeem all of the outstanding the 9 5/8% Notes pursuant to the terms thereof.

     In January 1996, Teekay issued $225.0 million of its 8.32% Notes in a public offering registered under the Securities Act. The 8.32% Notes currently are collateralized by first preferred mortgages granted on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by the Teekay subsidiaries that own the mortgaged vessels. The 8.32% Notes are subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing February 1, 2004. The 8.32% Notes are listed for trading on the New York Stock Exchange.

     In January 1998, the Company negotiated a reducing revolving credit facility (the "Revolver") with nine commercial banks providing for borrowings of up to $200.0 million in order to refinance certain indebtedness of the Company and to provide working capital. The Revolver is secured by first priority mortgages granted on eight of the Company's Aframax tankers, together with certain other related collateral, and a guarantee from Teekay for all amounts outstanding under the Revolver. The original commitment amount will be reduced in 16 semi-annual instalments commencing July 1998. A final balloon payment is due coincident with the final semi-annual reduction. Interest payments are based on LIBOR plus a specified margin which is dependent on the capital structure of the Company, as calculated on a quarterly basis.

                   CERTAIN TRANSACTIONS WITH RELATED PARTIES

     Prior to the Offering, approximately 74.6% of the issued and outstanding shares of Teekay voting common stock has been owned by the Selling Stockholder and an affiliated trust which are under the common supervision of Messrs. Coady, Karlshoej, and Thomas Hsu, directors of Teekay, and Mr. Shigeru Matsui, President of Matsui & Company, a Tokyo based ship brokerage firm. Upon consummation of the Offering, the Selling Stockholder and the affiliated trust will own approximately 54.7% (approximately 51.4% if the Underwriters' over-allotment option is exercised in full) of the issued and outstanding shares of Teekay voting common stock.

     In April 1993, Teekay acquired all of the issued and outstanding shares of common stock of Palm Shipping Inc. from an affiliate of Teekay for a nominal purchase price, plus an amount to be paid at a later date (up to a maximum of $5.0 million plus accrued interest), contingent upon certain future events. The payment of such purchase price by Teekay shall not occur until after the 9 5/8% Notes have been paid in full.

                        SHARES ELIGIBLE FOR FUTURE SALE

     As of April 30, 1998, 28,833,765 shares of Common Stock were outstanding, 15,042,000 shares (16,092,000 shares if the Underwriters' over-allotment option is exercised in full) of which have been, or in connection with the Offering will be, registered under the Securities Act and are, or after the Offering will be, freely transferable without restriction under the Securities Act, except for any such shares which may be held by an "affiliate" of the Company, as that term is defined under Rule 144 of the Securities Act. Substantially all of the remaining shares of Common Stock outstanding are eligible for sale in the United States pursuant to Rule 144 (subject generally to volume and other restrictions set forth therein) under the Securities Act or outside the United States under Regulation S under the Securities Act, subject to the agreement with representatives of the Underwriters described below with respect to shares held by the Selling Stockholder or an affiliated trust.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned "restricted securities" (i.e., shares issued in private transactions not involving a public offering) for at least one year will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Teekay's Common Stock (approximately 316,338 immediately after the Offering) or (ii) an amount equal to the average weekly reported volume of trading in such shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about Teekay. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of Teekay at any time during the three months immediately preceding the sale is entitled to sell restricted securities pursuant to Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which such restricted securities were acquired from Teekay or the date they were acquired from an affiliate of Teekay. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

     All of the 1,843,135 shares reserved for issuance under the Company's 1995 Stock Option Plan have been registered under the Securities Act on a Form S-8 Registration Statement. Accordingly, the shares issued upon exercise of options granted under the 1995 Stock Option Plan will be freely transferable unless held by an affiliate of the Company. As of April 30, 1998, a total of 1,160,251 shares were subject to outstanding options with a weighted average exercise price of $26.67 per share. See "Management--Executive Compensation." An additional 2,000,000 shares have been reserved for issuance under the Company's Dividend Reinvestment Plan, 837,634 shares of which had been issued as of April 30, 1998.

     Teekay has granted the Selling Stockholder and an affiliated trust (collectively, the "Trusts") certain registration rights with respect to the Common Stock owned by them. Pursuant to the registration rights agreement, the Trusts have the right, subject to certain terms and conditions, to require Teekay, on up to two separate occasions in addition to the Offering, to register under the Securities Act shares of Common Stock held by them for offer and sale to the public (including by way of underwritten public offering) and to join in any registration of Common Stock of Teekay. Exercise by the Trusts of their rights under such agreement could result in the distribution of substantial amounts of Common Stock, including distributions in underwritten public offerings.

     Teekay and the Trusts have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

     No prediction can be made as to the effect, if any, that future sales of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market (including shares issued upon the exercise of stock options), or the perception that such sales may occur, could adversely affect prevailing market prices for the Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     Under the Articles of Incorporation of Teekay, as amended (the "Articles"), the authorized capital stock of Teekay consists of 125 million shares of Common Stock, no par value per share, of which 28,833,765 shares were issued and outstanding as of April 30, 1998, and 25 million shares of undesignated preferred stock (the "Preferred Stock"), of which no shares are issued and outstanding. Assuming no stock options are exercised after April 30, 1998, upon consummation of the Offering, 31,633,765 shares of Common Stock will be issued and outstanding.

COMMON STOCK

     Each outstanding share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of Common Stock generally do not have conversion, redemption or preemptive rights to subscribe for any securities of Teekay. All outstanding shares of Common Stock are, and the shares to be sold in this Offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any shares of Preferred Stock which Teekay may issue in the future.

OTHER MATTERS

     SALES OF ASSETS, MERGERS AND DISSOLUTION. Under the Liberian Business Corporation Act, the sale of all or substantially all of Teekay's assets not made in the usual or regular course of Teekay's business or the non-judicial dissolution and liquidation of Teekay are required to be approved by the holders of 66 2/3% of the outstanding shares of Common Stock. Holders of one-half of the outstanding shares of Common Stock may institute judicial dissolution proceedings in accordance with the Liberian Business Corporation Act. In the event of the dissolution of Teekay, the holders of the Common Stock will be entitled to share pro rata in the net assets of Teekay available for distribution to them, after payment to all creditors and the liquidation preferences of any outstanding preferred stock of Teekay. Under the Liberian Business Corporation Act, a merger or consolidation involving Teekay (other than with subsidiaries at least 90% of whose shares are owned by Teekay) is required to be approved by the holders of a majority of the outstanding shares of Common Stock.

     Under the Liberian Business Corporation Act, amendments to the articles of incorporation of a Liberian company may be authorized by vote of the holders of a majority of all outstanding shares. However, in the case of provisions in articles of incorporation requiring the approval of a super-majority of the members of the board of directors or outstanding shares of Common Stock as a condition to the taking of specified corporate actions, the Liberian Business Corporation Act requires the approval of holders of 66 2/3% of the outstanding shares of Common Stock entitled to vote thereon, or of such greater proportion of shares, or class or series of shares, as may be provided specifically in the Articles of Incorporation for the addition, deletion or amendment of any of such provisions.

     DIRECTORS. Pursuant to Teekay's Bylaws, directors of Teekay are elected annually by a majority of the votes cast by stockholders entitled to vote, and cumulative voting is not permitted. Teekay has an audit committee composed of Messrs. Michael Dingman, Morris Feder, Steve Hsu and Thomas Hsu, all of whom are non-employee directors of Teekay.

     DISSENTERS' RIGHTS OF APPRAISAL AND PAYMENT. Under the Liberian Business Corporation Act, stockholders of Teekay have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of the assets of Teekay not made in the usual course of its business, and receive payment of the fair value of their shares. In the event of any further amendment of the Articles, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. A condition for such payment is that the dissenting shareholders follow the procedures set forth in the Liberian Business Corporation Act. In the event that Teekay and any dissenting stockholders fail to agree on a price for the shares, such procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in Liberia in which Teekay's Liberian office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

     STOCKHOLDERS' DERIVATIVE ACTIONS. Under the Liberian Business Corporation Act, any stockholder of Teekay may bring action in the name of Teekay to procure a judgment in its favor (a "derivative action"), provided that such stockholder is a holder of Common Stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for the Common Stock is The Bank of New York.

PREFERRED STOCK

     Teekay's Board of Directors may, without further action by Teekay's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preference, and limitations of each such series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Teekay before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of Teekay's securities or the removal of incumbent management. The Board of Directors of Teekay, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon completion of the Offering, there will be no shares of Preferred Stock outstanding, and Teekay has no current intention to issue any shares of Preferred Stock.

                               TAX CONSIDERATIONS

UNITED STATES TAX CONSIDERATIONS

     In the opinion of Perkins Coie, special U.S. tax counsel to the Company, the summary below of U.S. federal income tax considerations describes the material U.S. federal income tax matters expected to be relevant to U.S. Holders (as defined below) who hold the Common Stock as a capital asset. The following discussion of U.S. federal income tax matters, and the conclusions regarding certain issues of U.S. federal income tax law that are reflected in that discussion, are based upon the United States Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder, and administrative and judicial interpretation thereof, all as at the date hereof, and upon certain representations made by officers of the Company, some of which relate to anticipated future factual matters and circumstances. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur, or that such changes will not be retroactive, or that anticipated factual matters and circumstances will in fact occur. The Company's and special U.S. tax counsel's views have no binding effect or official status of any kind, and no assurance can be given that the conclusions discussed below would be sustained by a court if challenged by the Internal Revenue Service. In addition, as indicated below, special U.S. tax counsel is unable to opine as to certain issues due to substantial legal or factual uncertainties.

     As used herein, the term "U.S. Holder" means a beneficial owner of Common Stock who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if both (A) a U.S. court is able to exercise primary supervision over the administration of the trust, and (B) one or more of U.S. persons have the authority to control all substantial decisions of the trust.

     Purchasers of the Common Stock offered hereby may be required to pay stamp taxes and other charges, if any, in accordance with the laws and practices of the locality of purchase in addition to the initial public offering price of the Common Stock set forth on the cover page hereof.

     THE DISCUSSION BELOW IS A SUMMARY FOR GENERAL INFORMATION ONLY AND DOES NOT ADDRESS POTENTIAL TAX EFFECTS RELEVANT TO THE COMPANY OR THOSE TAX CONSIDERATIONS THAT DEPEND UPON CIRCUMSTANCES SPECIFIC TO EACH INVESTOR. IN ADDITION, THIS DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR INVESTORS SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN U.S. FEDERAL INCOME TAX LAWS, SUCH AS ANY U.S. HOLDER WHO OWNS, DIRECTLY OR INDIRECTLY, 10% OR MORE OF THE COMBINED VOTING POWER OF ALL CLASSES OF STOCK OF THE COMPANY, CERTAIN U.S. EXPATRIATES, HOLDERS WHO DO NOT HOLD THE COMMON STOCK AS A CAPITAL ASSET, U.S. HOLDERS WHOSE FUNCTIONAL CURRENCY IS NOT THE U.S. DOLLAR, DEALERS IN SECURITIES, TAX-EXEMPT ENTITIES, BANKS, INSURANCE COMPANIES AND NON-U.S. HOLDERS. PURCHASERS OF THE COMMON STOCK SHOULD THEREFORE SATISFY THEMSELVES AS TO THE OVERALL TAX CONSEQUENCES OF THEIR OWNERSHIP OF THE COMMON STOCK, INCLUDING THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES THEREOF (WHICH ARE NOT REVIEWED HEREIN), AND SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

     U.S. TAXATION OF U.S. HOLDERS OF COMMON STOCK

     General

     Subject to the discussion under "Special Tax Provisions" below, dividends paid by Teekay on the Common Stock will be taxable to U.S. Holders of Common Stock as ordinary income to the extent such dividends are paid out of the current or accumulated earnings and profits of Teekay (as determined for U.S. federal income tax purposes). Any distribution by Teekay in excess of the current and accumulated earnings and profits of Teekay will be treated first as a return of capital which will reduce the U.S. Holder's adjusted basis in the Common Stock (but not below zero). To the extent such a distribution exceeds the U.S. Holder's adjusted basis in the Common Stock, the distribution will constitute capital gain from the sale or exchange of property. Dividends received on the Common Stock from Teekay by a corporate holder will generally not be eligible for the dividends received deduction.

     A U.S. Holder may be subject to backup withholding at the rate of 31% with respect to certain payments to such holder, such as proceeds of a sale, redemption or other disposition of Common Stock (and in certain situations, dividends thereon), unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or
(ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the rules. In addition, such payments, including dividends, may be subject to information reporting. A U.S. Holder who does not provide the Company with the holder's correct taxpayer identification number may be subject to penalties. Any amount of backup withholding may be credited against the holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

     Generally, subject to the discussion of "Special Tax Provisions" immediately below, any gain or loss on the sale or exchange of the Common Stock (which generally would include the receipt of property in a liquidating distribution) will be treated as capital gain or loss. Under recently enacted legislation, an individual U.S. Holder generally will be subject to tax on the net amount of his or her capital gain realized on the sale or exchange of the Common Stock at a maximum rate of (i) 28% for Common Stock held for more than one year but not more than eighteen months, (ii) 20% for Common Stock held for more than eighteen months, and (iii) provided that the holding period for such shares begins after December 31, 2000, 18% for Common Stock held for more than five years. Special rules (and generally lower maximum rates) apply for individuals whose taxable income is below certain levels. Gain realized by a U.S. Holder on the sale or other disposition of the Common Stock generally will be treated as income from sources within the United States for purposes of applicable foreign tax credit limitations, unless the gain is attributable to an office or fixed place of business maintained by the holder outside the United States and certain other conditions are met.

     Capital loss realized by a noncorporate U.S. Holder will be allowed as an offset against capital gain and up to $3,000 of ordinary income. Capital loss realized by a corporate U.S. Holder is allowable as an offset only against capital gain. Capital loss not utilized in any taxable year by a noncorporate U.S. Holder may be carried forward indefinitely and used to offset capital gain and up to $3,000 of ordinary income in any future taxable year; capital loss not utilized by a corporation must first be carried back and applied against gain in the three years preceding the year of the sale giving rise to the loss, and then may be carried forward to the five taxable years subsequent to the year of such sale. The amount that a corporation generally may carry back is limited, however, to an amount which does not increase or produce a net operating loss in the carryback year.

     Special Tax Provisions

     Certain provisions of the Code deal specifically with the tax treatment of investments by U.S. persons in non-U.S. corporations and may alter the tax treatment of income, gains, and losses described above or propose special rules for foreign tax credits.

     PASSIVE FOREIGN INVESTMENT COMPANY. U.S. persons owning shares of a "passive foreign investment company" ("PFIC") are subject to a special U.S. federal income tax regime with respect to certain distributions received from the PFIC and with respect to gain from the sale or disposition of PFIC stock. A PFIC is any non-U.S. corporation if (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average value of its assets is attributable to assets that produce "passive income" or that are held for the production of "passive income." Passive income for this purpose generally includes dividends, interest, royalties, rents, and gains from commodities and securities transactions. If Teekay is treated as a PFIC, U.S. Holders may be subject to increased tax liability upon the disposition of Common Stock (including a pledge of Common Stock) or upon the receipt of certain distributions, unless such holder makes one of two elections. The elections generally have the effect of requiring the holder to currently include in income either the holder's pro rata portion of Teekay's income, whether or not such income is distributed in the form of dividends or otherwise, or the value of Common Stock held in excess of the holder's basis in those shares, whether or not such excess has been realized.

     The Company expects that neither Teekay nor any of its subsidiaries will constitute a PFIC for any taxable year in which more than 25% of the gross income of Teekay (under applicable "look through" rules) and of each of the subsidiaries consists of income from time and voyage chartering, or from the sale or other disposition of vessels, and the average percentage of the assets that produce such income for such taxable year is not less than 50% of all assets of the Company and each of the respective subsidiaries. Although the Company expects that Teekay, together with its subsidiaries, will not be treated as a PFIC for any year, the determination of whether a corporation is a PFIC is made on an annual basis and operations and business plans of the Company may change. Therefore, no assurance can be given that they will not be treated as a PFIC. Due to the factual nature of the matter, special U.S. tax counsel to the Company is unable to render an opinion in this regard. If the Company determines that it has become a PFIC, within two months after the end of each of its taxable years it will supply all information and statements that a U.S. Holder making a qualified electing fund election is required to obtain for U.S. federal income tax purposes and will take any other reasonable steps necessary to facilitate such election.

     CONTROLLED FOREIGN CORPORATION AND FOREIGN PERSONAL HOLDING COMPANY. U.S. persons owning (directly or indirectly) on the last day of the corporation's tax year shares representing 10% or more of the voting power of the shares of a "controlled foreign corporation" ("CFC") are required to include in gross income their pro rata share of certain items of income (including certain Shipping Income) derived by the CFC (as well as certain income of its subsidiaries), whether or not such amounts actually are distributed, and are subject to special rules in respect to gain realized upon a disposition of the shares of the CFC. U.S. shareholders of a CFC who are required to include in gross income their share of certain items of income in years in which such income is not distributed would not be subject to tax with regard to such income when such income is distributed. Special foreign tax credit limitation rules apply to such U.S. shareholders. A foreign corporation is a CFC if more than 50% of its stock (by vote or value) is owned (directly, indirectly, or by attribution) by U.S. persons who each own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of its shares. Based on the expected size and distribution of Common Stock in the Offering and among current holders, the Company does not expect to be a CFC immediately after the Offering, but future changes of ownership could cause the Company to become a CFC.

     Similarly, U.S. persons who own (directly or indirectly) on the last day of the non-U.S. corporation's taxable year shares of a non-U.S. corporation that is a "foreign personal holding company" ("FPHC") are required to include in their gross income a pro rata share of the FPHC's "foreign personal holding company income" that has not been distributed by the corporation to its shareholders during its taxable year. A foreign corporation will constitute a FPHC if more than 50% of its stock (by vote or value) is owned (directly or indirectly) by five or fewer individuals who are U.S. citizens or residents and at least 60% (50% in certain years following the year in which the corporation becomes a FPHC) of its gross income consists of "foreign personal holding company income." "Foreign personal holding company income" includes interest, dividends, royalties, certain rents, and gain from the sale of stock or securities. Based upon the expected size and distribution of Common Stock in the Offering and among current holders, Teekay does not expect to meet the FPHC stock ownership test immediately after the Offering and, therefore, will not be an FPHC at such time. However, future changes of ownership could cause Teekay to become an FPHC.

     PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE AND OTHER TAX CONSEQUENCES OF INVESTING IN TEEKAY. THE STATEMENTS OF UNITED STATES AND FOREIGN LAWS SET OUT ABOVE ARE BASED UPON THE LAWS IN FORCE AS OF THE DATE OF THIS PROSPECTUS, AND ARE SUBJECT TO ANY CHANGES IN SUCH LAWS OCCURRING AFTER SUCH DATE.

LIBERIAN TAX CONSIDERATIONS

     Based on the advice of Watson, Farley & Williams, Liberian tax counsel to the Company, since (i) the Company is and intends to maintain its status as a "nonresident Liberian entity" under the Liberian Internal Revenue Code, (ii) the Company is not now carrying on, and in the future does not expect to carry on, any operations within the Republic of Liberia, and (iii) all documentation related to the Offering will be executed outside the Republic of Liberia, under current Liberian law no taxes or withholding will be imposed by the Republic of Liberia on distributions made in respect of the Common Stock to holders of the Common Stock who neither reside in, maintain offices in, nor engage in business in, the Republic of Liberia. Furthermore, no stamp, capital gains, or other taxes will be imposed by the Republic of Liberia on the ownership or disposition of the Common Stock by such persons. In addition, such persons will not be required by the Republic of Liberia to file a tax return in connection with the ownership or disposition of the Common Stock, or the receipt of any distributions made in respect of the Common Stock.

BAHAMIAN TAX CONSIDERATION

     Based on the advice of Graham, Thompson & Co., Bahamian counsel to the Company, under current Bahamian law no taxes or withholdings will be imposed by the Commonwealth of the Bahamas on distributions made in respect of the Common Stock, and no stamp, capital gains or other taxes will be imposed by the Commonwealth of the Bahamas on the ownership or disposition of the Common Stock, as there are no personal income or corporation taxes, capital gains taxes or death duties in the Commonwealth of the Bahamas. In addition, holders of Common Stock will not be required by the Commonwealth of the Bahamas to file a tax return in connection with the ownership or disposition of the Common Stock, or the receipt of any distributions made in respect of the Common Stock.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents filed by Teekay with the Commission are hereby incorporated by reference in this Prospectus: (a) Annual Report of Teekay on Form 20-F for the fiscal year ended March 31, 1998 and (b) the description of Teekay's Common Stock contained in the Registration Statement on Form 20-F filed with the Commission on July 10, 1995, including any amendments or reports filed for the purpose of updating such description.

     In addition, all documents filed by Teekay with the Commission pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act, including any Report on Form 6-K which so provides, after the date hereof and prior to the termination of the offering of the Common Stock, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof commencing on the respective dates on which such documents are filed with the Commission. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Teekay will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents that have been incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies may be directed to Teekay Shipping Corporation, 505 Burrard Street, Suite 1400, Vancouver, B.C., Canada V7X 1M5. Telephone requests may be directed to (604) 683-3529.

                                 LEGAL MATTERS

     The validity under Liberian law of the shares of Common Stock offered hereby and certain legal matters of United States law will be passed upon for Teekay by Watson, Farley & Williams, New York, New York, and certain other legal matters will be passed upon for Teekay by Perkins Coie, Portland, Oregon, with respect to matters of United States law, and by Graham, Thompson & Co., Nassau, The Bahamas, with respect to matters of Bahamian law. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, Toronto, Ontario and New York, New York, with respect to matters of United States law.

                                    EXPERTS

     The consolidated financial statements of Teekay and its subsidiaries as of March 31, 1998 and 1997, and for the fiscal years ended March 31, 1998, 1997 and 1996, included herein have been audited by Ernst & Young, independent chartered accountants, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements and schedule of Teekay and its subsidiaries incorporated in this Prospectus by reference to the Annual Report of Teekay on Form 20-F for the fiscal year ended March 31, 1998, have been audited by Ernst & Young, independent chartered accountants, as indicated on their report with respect thereto, and have been so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          TEEKAY SHIPPING CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Auditors' Report............................................     F-2
Consolidated Statements of Income and Retained Earnings for
  the fiscal years ended March 31, 1998, 1997 and 1996......     F-3
Consolidated Balance Sheets at March 31, 1998 and 1997......     F-4
Consolidated Statements of Cash Flows for the fiscal years
  ended March 31, 1998, 1997 and 1996.......................     F-5
Notes to the Consolidated Financial Statements..............     F-6

                                AUDITORS' REPORT

To the Board of Directors
TEEKAY SHIPPING CORPORATION

     We have audited the accompanying consolidated balance sheets of TEEKAY SHIPPING CORPORATION and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Corporation and subsidiaries as at March 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1998 in conformity with accounting principles generally accepted in the United States.

Nassau, Bahamas,
May 11, 1998                                                   /s/ ERNST & YOUNG
                                                           Chartered Accountants

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                               YEAR ENDED MARCH 31,
                                                         --------------------------------
                                                           1998        1997        1996
                                                         --------    --------    --------
NET VOYAGE REVENUES
Voyage revenues......................................    $406,036    $382,249    $336,320
Voyage expenses......................................     100,776     102,037      90,575
                                                         --------    --------    --------
Net voyage revenues                                       305,260     280,212     245,745
                                                         --------    --------    --------
OPERATING EXPENSES
Vessel operating expenses............................      70,510      72,586      67,841
Time charter hire expense............................      10,627       3,461       2,503
Depreciation and amortization........................      94,941      90,698      82,372
General and administrative...........................      21,542      19,209      16,750
                                                         --------    --------    --------
                                                          197,620     185,954     169,466
                                                         --------    --------    --------
Income from vessel operations........................     107,640      94,258      76,279
                                                         --------    --------    --------
Other items
Interest expense.....................................     (56,269)    (60,810)    (62,910)
Interest income......................................       7,897       6,358       6,471
Other income (note 10)...............................      11,236       2,824       9,230
                                                         --------    --------    --------
                                                          (37,136)    (51,628)    (47,209)
                                                         --------    --------    --------
Net income...........................................      70,504      42,630      29,070
Retained earnings, beginning of the year.............     382,178     363,690     406,547
                                                         --------    --------    --------
                                                          452,682     406,320     435,617
Exchange of redeemable preferred stock (note 8)......                             (60,000)
Dividends declared and paid..........................     (24,580)    (24,142)    (11,927)
                                                         --------    --------    --------
Retained earnings, end of the year...................    $428,102    $382,178    $363,690
                                                         ========    ========    ========
Earnings per common share (notes 1 and 8)
- basic..............................................    $   2.46    $   1.52    $   1.17
- diluted............................................    $   2.44    $   1.50    $   1.17

   The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                  AS AT MARCH 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
ASSETS
CURRENT
Cash and cash equivalents...................................  $   87,953    $  117,523
Marketable securities (notes 3).............................      13,448
Accounts receivable
-- trade....................................................      23,092        25,745
-- other....................................................       1,235         1,066
Prepaid expenses and other assets...........................      13,786        14,666
                                                              ----------    ----------
       Total current assets.................................     139,514       159,000
                                                              ----------    ----------
Marketable securities (note 3)..............................      13,853
                                                              ----------
Vessels and equipment (notes 1,5 and 9)
At cost, less accumulated depreciation of $500,779 (1997 --
  $457,779).................................................   1,297,883     1,187,399
Advances on vessels.........................................                     8,938
                                                              ----------    ----------
       Total vessels and equipment..........................   1,297,883     1,196,337
                                                              ----------    ----------
Investment..................................................                     6,335
Other assets................................................       8,933        11,166
                                                              ----------    ----------
                                                              $1,460,183    $1,372,838
                                                              ==========    ==========
LIABILITIES AND STOCKHOLDERSS' EQUITY
CURRENT
Accounts payable............................................  $   16,164    $   16,315
Accrued liabilities (note 4)................................      29,195        26,982
Current portion of long-term debt (note 5)..................      52,932        36,283
                                                              ----------    ----------
       Total current liabilities............................      98,291        79,580
                                                              ----------    ----------
Long-term debt (note 5).....................................     672,437       663,443
                                                              ----------    ----------
       Total liabilities....................................     770,728       743,023
                                                              ----------    ----------
STOCKHOLDERSS' EQUITY
Capital stock (note 8)......................................     261,353       247,637
Retained earnings...........................................     428,102       382,178
                                                              ----------    ----------
       Total stockholders' equity...........................     689,455       629,815
                                                              ----------    ----------
                                                              $1,460,183    $1,372,838
                                                              ==========    ==========

Commitments and contingencies (notes 5, 6, and 9)

   The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                             YEAR ENDED          YEAR ENDED          YEAR ENDED
                                                              MARCH 31,           MARCH 31,           MARCH 31,
                                                                1998                1997                1996
                                                          -----------------   -----------------   -----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income..............................................  $          70,504   $         42,630    $          29,070
Add (deduct) charges to operations not requiring a
  payment of cash and cash equivalents:
Depreciation and amortization...........................             94,941             90,698               82,372
Gain on disposition of assets...........................            (14,392)                                 (8,784)
Loss on repurchase of 9 5/8% Notes......................              2,175
Equity income (net of dividend received: March 31,
  1997--$282)...........................................                (45)            (2,414)              (1,139)
Other--net..............................................              2,735              2,785                2,452
Change in non-cash working capital items related to
  operating activities (note 11)........................              5,201              5,459               (5,556)
                                                          -----------------   -----------------   -----------------
Net cash flow from operating activities.................            161,119            139,158               98,415
                                                          -----------------   -----------------   -----------------
FINANCING ACTIVITIES
Proceeds from long-term debt............................            208,600            240,000              448,000
Scheduled repayments of long-term debt..................            (33,876)           (16,038)             (57,850)
Prepayments of long-term debt...........................           (150,655)          (250,078)            (505,962)
Scheduled payments on capital lease obligations.........                                                     (1,527)
Prepayments of capital lease obligations................                                                    (43,023)
Net proceeds from issuance of Common Stock..............              5,126              1,283              137,872
Cash dividends paid.....................................            (15,990)           (13,493)              (7,094)
Capitalized loan costs..................................               (994)            (1,130)              (5,965)
                                                          -----------------   -----------------   -----------------
Net cash flow from financing activities.................             12,211            (39,456)             (35,549)
                                                          -----------------   -----------------   -----------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment (net of
  capital lease financing of: (1998--$NIL;
  1997--$NIL; 1996--$44,550)............................           (197,199)           (65,104)             (79,293)
Expenditures for drydocking.............................            (18,376)           (16,559)              (7,405)
Proceeds from disposition of assets.....................             33,863                                  28,428
Net cash flow from investment...........................              6,380             (2,296)               3,273
Proceeds on sale of available-for-sale securities.......             14,854                                 111,770
Purchases of available-for-sale securities..............            (42,154)                                (41,993)
Other...................................................               (268)
                                                          -----------------   -----------------   -----------------
Net cash flow from investing activities.................           (202,900)           (83,959)              14,780
                                                          -----------------   -----------------   -----------------
(Decrease) increase in cash and cash equivalents........            (29,570)            15,743               77,646
Cash and cash equivalents, beginning of the year........            117,523            101,780               24,134
                                                          -----------------   -----------------   -----------------
Cash and cash equivalents, end of the year..............  $          87,953   $        117,523    $         101,780
                                                          =================   =================   =================

   The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation ("Teekay"), which is incorporated under the laws of Liberia, and its wholly owned or controlled subsidiaries (the "Company"). Significant intercompany items and transactions have been eliminated upon consolidation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

     Reporting currency

     The consolidated financial statements are stated in U.S. dollars because the Company operates in international shipping markets which utilize the U.S. dollar as the functional currency.

     Investment

     The Company's 50% interest in Viking Consolidated Shipping Corp. ("VCSC") is carried at the Company's original cost plus its proportionate share of the undistributed net income. On March 12, 1997, VCSC sold its one remaining vessel and it is not anticipated that the operating companies of VCSC will have active operations in the near future. The disposal of this vessel and the related gain on sale has been reflected in these consolidated financial statements (see Note 10 -- Other Income).

     Operating revenues and expenses

     Voyage revenues and expenses are recognized on the percentage of completion method of accounting. Estimated losses on voyages are provided for in full at the time such losses become evident. The consolidated balance sheets reflect the deferred portion of revenues and expenses applicable to subsequent periods.

     Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls, and brokerage commissions. Vessel operating expenses comprise all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses including communications.

     Marketable securities

     The Company's investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity.

     Vessels and equipment

     All pre-delivery costs incurred during the construction of newbuildings, including interest costs, and supervision and technical costs are capitalized. The acquisition cost and all costs incurred to restore used

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

vessel purchases to the standard required to properly service the Company's customers are capitalized. Depreciation is calculated on a straight-line basis over a vessel's useful life, estimated by the Company to be twenty years from the date a vessel is initially placed in service.

     Interest costs capitalized to vessels and equipment for the years ended March 31, 1998, 1997 and 1996 aggregated $283,000, $232,000, and $106,000, respectively.

     Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the next anticipated drydocking. When significant drydocking expenditures recur prior to the expiry of this period, the remaining balance of the original drydocking is expensed in the month of the subsequent drydocking. Drydocking expenses amortized for the years ended March 31, 1998, 1997 and 1996 aggregated $11,737,000, $10,941,000, and $8,617,000 respectively.

     Vessels acquired pursuant to bareboat hire purchase agreements are capitalized as capital leases and are amortized over the estimated useful life of the acquired vessel.

     Other assets

     Loan costs, including fees, commissions and legal expenses, are capitalized and amortized over the term of the relevant loan. Amortization of loan costs is included in interest expense.

     Interest rate swap agreements

     The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expenses. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

     Forward contracts

     The Company enters into forward contracts as a hedge against changes in foreign exchange rates. Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.

     Cash flows

     Cash interest paid during the years ended March 31, 1998, 1997 and 1996 totaled $55,141,000, $57,400,000, and $59,021,000, respectively.

     The Company classifies all highly liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

     Income taxes

     The legal jurisdictions of the countries in which the Company and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

     Earnings per share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per share". SFAS 128 requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all statements of

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

earnings ending after December 15, 1997 for all entities with complex capital structures. The Company's EPS for all periods presented herein are in conformity with SFAS 128 (see Note 8--Capital Stock).

     Accounting for Stock-Based Compensation

     Effective April 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) companies to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (APB 25) "Accounting for Stock Issued to Employees" and has disclosed the required pro forma effect on net income and earning per share as if the fair value method of accounting as prescribed in SFAS 123 had been applied (see Note 8--Capital Stock).

2.  BUSINESS OPERATIONS

     The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of a fleet of tankers. All of the Company's revenues are earned in international markets.

     A single customer, an international oil company, accounted for approximately 14% ($56,537,000) of the Company's consolidated voyage revenues for fiscal 1998. Another customer, also an international oil company, accounted for approximately 13% ($48,696,000), of consolidated voyage revenues for fiscal 1997. No more than one customer accounted for over 10% of the Company's consolidated voyage revenues in any of the last three fiscal years.

3.  INVESTMENTS IN MARKETABLE SECURITIES

                                                           GROSS        GROSS       APPROXIMATE
                                                         UNREALIZED   UNREALIZED     MARKET AND
                                                COST       GAINS        LOSSES     CARRYING VALUE
                                               -------   ----------   ----------   --------------
March 31, 1998
Available-for-sale securities...............   $27,304      $13          $(16)        $27,301

     The cost and approximate market value of available-for-sale securities by contractual maturity, as at March 31, 1998, are shown as follows:

                                                                            APPROXIMATE
                                                                             MARKET AND
                                                                 COST      CARRYING VALUE
                                                                -------    --------------
Less than one year..........................................    $13,456       $13,448
Due after one year through five years.......................     13,848        13,853
                                                                -------       -------
                                                                $27,304       $27,301
                                                                =======       =======

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

4.  ACCRUED LIABILITIES

                                                                    MARCH 31,
                                                                ------------------
                                                                 1998       1997
                                                                -------    -------
Voyage and vessel...........................................    $15,845    $15,458
Interest....................................................      9,272      9,294
Payroll and benefits........................................      4,078      2,230
                                                                -------    -------
                                                                $29,195    $26,982
                                                                =======    =======

5.  LONG-TERM DEBT

                                                                     MARCH 31,
                                                                --------------------
                                                                  1998        1997
                                                                --------    --------
Revolving Credit Facility...................................    $129,000
First Preferred Ship Mortgage Notes (8.32%)
  U.S. dollar debt due through 2008.........................     225,000    $225,000
First Preferred Ship Mortgage Notes (9 5/8%)
  U.S. dollar debt due through 2003.........................     123,718     151,200
Floating rate (1998: LIBOR + 0.55% to 1%; 1997:
  LIBOR + 0.65% to 1 1/2%) U.S. dollar debt due through
  2009......................................................     247,651     323,526
                                                                --------    --------
                                                                 725,369     699,726
Less current portion........................................      52,932      36,283
                                                                --------    --------
                                                                $672,437    $663,443
                                                                ========    ========

     In January 1998, the Company refinanced approximately $105.0 million of its floating rate debt and replaced the previous corporate revolving credit facility with a new $200 million corporate revolving credit facility (the "Revolver") at improved rates and credit terms. The amount available under the Revolver reduces by $10.0 million semi-annually commencing in July 1999, with a final balloon reduction in January 2006. Interest payments are based on LIBOR plus a margin depending on the financial leverage of the Company; at March 31, 1998 the margin was +0.50%. As at March 31, 1998, the undrawn amount available under the Revolver was $71.0 million. The Revolver is collateralized by first priority mortgages granted on eight of the Company's Aframax tankers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolver.

     The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at March 31, 1998, the fair value of these net assets approximated $252.0 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

     Upon the 8.32% Notes achieving Investment Grade Status and subject to certain other conditions, the guarantees of the 8.32% Notes Guarantor Subsidiaries will terminate, all of the collateral securing the obligations of the Company and the 8.32% Notes Guarantor Subsidiaries under the Indenture and the Security Documents will be released (whereupon the Notes will become general unsecured obligations of the Company) and certain covenants under the Indenture will no longer be applicable to the Company.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

     The 9 5/8% First Preferred Ship Mortgage Notes due July 15, 2003 (the
"9 5/8% Notes") are collateralized by first preferred mortgages on six of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by six subsidiaries of Teekay that own the mortgaged vessels (the "9 5/8% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at March 31, 1998, the fair value of these net assets approximated $186.0 million. The 9 5/8% Notes are also subject to a sinking fund, which will retire $25.0 million principal amount of the 9 5/8% Notes on each July 15, which commenced on July 15, 1997. During fiscal 1998, the Company repurchased a principal amount of $26.3 million of the 9 5/8% Notes. During fiscal 1996, the Company repurchased $23.8 million of these notes, which was applied to reduce the July 15, 1997 sinking fund requirement. The 9 5/8% Notes are redeemable at the option of the Company, in whole or in part, on or after July 15, 1998 at the following redemption prices expressed as a percentage of principal:

                      JULY 15                         REDEMPTION PRICE
                      -------                         ----------------
1998................................................      104.813%
1999................................................      102.406%
2000................................................      100.000%

     Upon a Change of Control, each 9 5/8% Note holder and 8.32% Note holder has the right, unless the Company elects to redeem these Notes, to require the Company to purchase these Notes at 101% of their principal amount plus accrued interest.

     All floating rate loans are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from Teekay.

     Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of additional debt and new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, is limited as of March 31, 1998, to $74.0 million.

     As at March 31, 1998, the Company was committed to a series of interest rate swap agreements whereby $150 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 7.5 months. The swap agreements expire between October 1998 and December 1998. These arrangements effectively change the Company's interest rate exposure on $150 million of debt from a floating LIBOR rate to an average fixed rate 5.86%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

     The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to March 31, 1998 are $52,932,000 (fiscal 1999), $53,058,000 (fiscal 2000), $53,191,000 (fiscal 2001), $62,332,000
(fiscal 2002), and $72,199,000 (fiscal 2003).

6.  LEASES

     Charters-out

     Time charters to third parties of the Company's vessels are accounted for as operating leases. The minimum future revenues to be received on time charters currently in place are $46,222,000 (fiscal

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

1999), $39,631,000 (fiscal 2000), $39,602,000 (fiscal 2001), $39,562,000 (fiscal
2002), $39,562,000 (fiscal 2003), and $215,533,000 thereafter.

     The minimum future revenues should not be construed to reflect total charter hire revenues for any of the years.

     Charters-in

     Minimum commitments under vessel operating leases are $19,681,000 (fiscal
1999), $9,445,000 (fiscal 2000), $6,844,000 (fiscal 2001), and $412,000 (fiscal
2002).

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of all financial instruments approximate fair market value except for the following:

     Long-term debt -- The fair values of the Company's fixed rate long-term debt are based on either quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

     Interest rate swap agreements -- The fair value of interest rate swaps, used for hedging purposes, is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counter parties.

     The estimated fair value of the Company's financial instruments is as follows:

                                               MARCH 31, 1998          MARCH 31, 1997
                                            --------------------    --------------------
                                            CARRYING      FAIR      CARRYING      FAIR
                                             AMOUNT      VALUE       AMOUNT      VALUE
                                            --------    --------    --------    --------
Cash, cash equivalents and marketable
  securities............................    $115,254    $115,254    $117,523    $117,523
Long-term debt..........................     725,369     737,785     699,726     695,265
Interest rate swap agreements -- net
  receivable (payable) position.........                    (176)                  1,154
Foreign currency contracts..............                     339                    (181)

     The Company transacts with investment grade rated financial institutions and requires no collateral from these institutions.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

8.  CAPITAL STOCK

                         AUTHORIZED
                         ----------
 25,000,000 Preferred Stock with a par value of $1 per share
125,000,000 Common Stock with no par value

                                               COMMON     THOUSANDS    PREFERRED    THOUSANDS
                                               STOCK      OF SHARES      STOCK      OF SHARES
                                              --------    ---------    ---------    ---------
Issued and outstanding
Balance March 31, 1995....................    $ 33,000      36,000        $1           600
May 15, 1995 1-for-2 Reverse Common Stock
  Split...................................                 (18,000)
July 19, 1995 Initial Public Offering
  6,900,000 shares at $21.50 per share of
  Common Stock (net of share issue
  costs)..................................     137,613       6,900
July 19, 1995 Exchange of Redeemable
  Preferred Stock for 2,790,698 shares of
  Common Stock............................      60,000       2,791        (1)         (600)
Reinvested Dividends......................       4,833         201
Exercise of Stock Options.................         259          12
                                              --------     -------        --          ----
Balance March 31, 1996....................     235,705      27,904         0             0
Reinvested Dividends......................      10,649         364
Exercise of Stock Options.................       1,283          60
                                              --------     -------        --          ----
Balance March 31, 1997....................     247,637      28,328         0             0
Reinvested Dividends......................       8,590         273
Exercise of Stock Options.................       5,126         232
                                              --------     -------        --          ----
Balance March 31, 1998....................    $261,353      28,833        $0             0
                                              ========     =======        ==          ====

     The Company has reserved 1,844,135 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan (the "Plan").

     During fiscal 1998, 1997 and 1996, the Company granted options under the Plan to acquire up to 359,750, 343,250 and 796,750 shares of Common Stock (the "Grants"), respectively, to certain eligible officers, key employees (including senior sea staff), and directors of the Company. The options have a 10-year term and follow a graded-vesting schedule. The options granted during fiscal 1998 and 1997 vest equally over four years from the date of grant. At March 31, 1998, all options granted during fiscal 1996 have vested.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

     A summary of the Company's stock option activity, and related information for the years ended March 31, follows:

                                           1998                         1997                         1996
                                --------------------------   --------------------------   --------------------------
                                          WEIGHTED-AVERAGE             WEIGHTED-AVERAGE             WEIGHTED-AVERAGE
                                OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                -------   ----------------   -------   ----------------   -------   ----------------
                                (000S)                       (000S)                       (000S)
Outstanding-beginning of
  year.......................    1,056         $23.40           779         $21.50            0          $21.50
Granted......................      360          33.50           343          27.38          797           21.50
Exercised....................     (232)         22.02           (60)         21.50          (12)          21.50
Forfeited....................      (23)         30.39            (6)         24.00           (6)          21.50
                                 -----         ------         -----         ------          ---          ------
Outstanding-end of year......    1,161         $26.66         1,056         $23.40          779          $21.50
                                 =====         ======         =====         ======          ===          ======
Exercisable at end of year...      565         $22.14           519         $21.50          383          $21.50
                                 =====         ======         =====         ======          ===          ======
Weighted-average fair value
  of options granted during
  the year (per option)......             $8.13                        $6.72                        $5.16
                                          ======                       ======                       ======

     Exercise prices for the options outstanding as of March 31, 1998 ranged from $21.50 to $33.50 and have a weighted-average remaining contractual life of
8.10 years.

     The Company applies APB 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options (see Note 1--Accounting for Stock-Based Compensation). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of underlying stock on the date of grant, no compensation expense is recognized.

     Had the Company recognized compensation costs for the Grants consistent with the methods recommended by SFAS 123 (see Note 1--Accounting for Stock-Based Compensation), the Company's net income and earnings per share for those fiscal years would have been stated at the pro forma amounts as follows:

                                                       YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                       MARCH 31,     MARCH 31,     MARCH 31,
                                                          1998          1997          1996
                                                       ----------    ----------    ----------
NET INCOME:
As reported........................................     $70,504       $42,630       $29,070
Pro forma..........................................      69,090        40,679        26,842
BASIC EARNINGS PER COMMON SHARE:
As reported........................................        2.46          1.52          1.17
Pro forma..........................................        2.41          1.45          1.08
DILUTED EARNINGS PER COMMON SHARE:
As reported........................................        2.44          1.50          1.17
Pro forma..........................................        2.39          1.44          1.08

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

     Basic earnings per share is based upon the following weighted average number of common shares outstanding: 28,655,000 shares at March 31, 1998; 28,138,000 shares at March 31, 1997; and 24,837,000 shares at March 31, 1996.
Diluted earnings per share, which gives effect to the aforementioned stock options, is based upon the following weighted average number of common shares outstanding: 28,870,000 shares at March 31, 1998; 28,339,000 shares at March 31, 1997; and 24,902,000 shares at March 31, 1996.

     The fair values of the Grants were estimated on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free average interest rates of 6.29%, 6.44%, and 6.14% for fiscal 1998, fiscal 1997 and fiscal 1996, respectively; dividend yield of 3.0%; expected volatility of 25%; and expected lives of 5 years.

9.  COMMITMENTS AND CONTINGENCIES

     As at March 31, 1998, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese Yen 100 million and Singapore dollars 15.9 million for U.S. dollars, at an average rate of Japanese Yen 128.3 per U.S. dollar and Singapore dollar 1.68 per U.S. dollar, respectively, for the purpose of hedging accounts payable and accrued liabilities.

10. OTHER INCOME

                                                                YEAR ENDED MARCH 31,
                                                       --------------------------------------
                                                          1998          1997          1996
                                                       ----------    ----------    ----------
Gain on disposition of assets......................     $14,392                      $8,784
Equity in results of 50% owned company.............          45         2,696         1,139
Write off of loan costs due to refinancing.........      (1,308)
Loss on extinguishment of debt.....................      (2,175)
Miscellaneous -- net...............................         282           128          (693)
                                                        -------        ------        ------
                                                        $11,236        $2,824        $9,230
                                                        =======        ======        ======

     For the year ended March 31, 1997, Equity in results of the 50% owned company included a $2,732,000 gain on a vessel sale. Gross realized gains and (losses) on sales of available-for-sale securities for the year ended March 31, 1996 aggregated $1,787,000 and ($1,732,000), respectively.

11. CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATED TO OPERATING ACTIVITIES

                                                                YEAR ENDED MARCH 31,
                                                       --------------------------------------
                                                          1998          1997          1996
                                                       ----------    ----------    ----------
Accounts receivable................................     $ 2,484       $(1,873)      $(4,792)
Prepaid expenses and other assets..................         880           665        (2,058)
Accounts payable...................................       5,814         4,554           281
Accrued liabilities................................      (3,977)        2,113         1,013
                                                        -------       -------       -------
                                                        $ 5,201       $ 5,459       $(5,556)
                                                        =======       =======       =======

12. SUBSEQUENT EVENTS

     In May 1998, the Company commenced an offering of up to 8,050,000 shares of Common Stock, of which 2,800,000 shares are being offered by the Company and up to 5,250,000 shares are being offered

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

 (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, OTHER THAN SHARE OR
                                PER SHARE DATA)

by a selling shareholder. The net proceeds to the Company of the offering will be used to redeem a portion of the 9 5/8% Notes.

     Subsequent to March 31, 1998 the Company entered into an agreement (subject to certain conditions) for the construction of two Aframax vessels for a cost of $76.0 million, scheduled for delivery in July and September of 1999.

                                  UNDERWRITING

     Subject to the terms and conditions of the U.S. Underwriting Agreement, Teekay and the Selling Stockholder have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and Furman Selz LLC are acting as representatives, has severally agreed to purchase from Teekay and the Selling Stockholder, the respective number of shares of Common Stock set forth opposite its name below:

                                                              NUMBER OF
                                                              SHARES OF
                                                                COMMON
                        UNDERWRITER                             STOCK
                        -----------                           ---------
     Goldman, Sachs & Co....................................
     Donaldson, Lufkin & Jenrette Securities Corporation....
     Furman Selz LLC........................................

                                                              ----------
       Total................................................   5,600,000
                                                              ==========

     Under the terms and conditions of the U.S. Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $          per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     Teekay and the Selling Stockholder have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 1,400,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Donaldson, Lufkin & Jenrette International and Furman Selz LLC.

     Pursuant to an agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares offered hereby, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common

Stock (a) in the United States or to any U.S. persons or (b) to any person whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Selling Stockholder has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 840,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount, as set forth in this Prospectus. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 5,600,000 shares of Common Stock offered. The Selling Stockholder has granted the International Underwriters a similar option to purchase up to an aggregate of 210,000 additional shares of Common Stock.

     Teekay, the Selling Stockholder and JTK Trust have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of the Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

     In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE in the over-the-counter market or otherwise.

     The Company's Common Stock is traded on the NYSE under the symbol "TK."

     The representatives of the Underwriters have in the past provided and may continue to provide investment banking services to Teekay.

     Teekay and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                                                       EXHIBIT A

                         DEFINITIONS OF SHIPPING TERMS

     The following is a set of definitions for shipping terms that are used throughout this Prospectus:

     "AFRAMAX TANKER" An oil tanker of 75,000 - 115,000 dwt. Certain external statistical compilations define an "Aframax Tanker" slightly differently, some going as high as 125,000 dwt and others as low as 70,000 dwt. External data used in this prospectus has been adjusted so that the definition of "Aframax Tanker" is consistent throughout.

     "ANNUAL SURVEY" An annual inspection of a vessel by a classification society surveyor to ensure that the vessel meets the standards of that society.

     "BALLAST" A vessel is in ballast when it is steaming without cargo, and is instead loaded down with sea water for stability. Given that oil production is concentrated in certain parts of the world, a vessel will generally spend a significant amount of time "ballasting" as it returns from discharge port to load port.

     "BAREBOAT CHARTER" The leasing of an empty ship for a specified period of time for a specific fee. In this arrangement, the shipowner virtually relinquishes all rights and responsibilities in respect of the vessel and the charterer becomes the de facto ("disponent") owner for this period. The charterer is generally responsible for all operating expenses including crewing and insurance

     "BUNKER"  Fuel oil used to operate a vessel's engines and generators.

     "CHARTER" The hiring of a vessel for either 1) a specified period of time or 2) a specific voyage or set of voyages.

     "CHARTERER"  The entity hiring the vessel from the shipowner.

     "CHARTER-PARTY" The contract between the owner and the charterer, stipulating in detail each party's responsibilities in the transaction.

     "CLASSIFICATION" In order for a vessel to obtain both insurance and employment with most oil majors, the vessel must belong to a classification society, an independent body run under the direction of various shipping professionals. In order to maintain classification, a vessel must meet the standards of that society and be inspected on a regular basis.

     "CRUDE CARRIER" A tanker vessel designed to carry crude oil or other dirty products.

     "DEMURRAGE" Compensation paid by the charterer to the ship owner when loading and discharging time exceed the stipulated time in the voyage charter-party. This rate of compensation is generally explicitly stated in the charter-party.

     "DOUBLE BOTTOM OR DOUBLE HULL" Hull construction technique by which a ship has an inner and outer bottom or hull separated by void space, usually several feet in width.

     "DWT" Deadweight ton. A unit of a vessel's capacity, for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

     "HEAVY PETROLEUM PRODUCTS" Certain products derived from crude oil that crude carriers are capable of carrying.

     "IDLE-TIME" or "WAITING DAYS" Period during which a vessel is able to be employed but is not earning revenue.

     "IMO" International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

     "INTERMEDIATE SURVEY" The inspection of a vessel by a classification society surveyor which takes place approximately two and a half years before and after each Special Survey. This survey is more rigorous than the "Annual Survey" and is meant to ensure that the vessel meets the standards of the classification society.

     "LADEN"  A vessel is laden when it is carrying cargo.

     "LAY-UP" Mooring a ship at a protected anchorage, shutting down substantially all of its operating systems and taking measures to protect against corrosion and other deterioration. Generally, a ship enters lay-up for a period when its owner does not consider it profitable to continue trading that vessel for that period.

     "LIGHT PETROLEUM PRODUCTS" Products of crude oil that have passed through an extensive refining process. It is generally not possible for crude carriers to carry these products.

     "M/T"  Motor Tanker. A tanker propelled by diesel engines.

     "NEWBUILDING"  A new vessel under construction.

     "OFF-HIRE" Period during which a vessel is temporarily incapable of trading due to drydocking, maintenance, repair or breakdown.

     "OIL/BULK/ORE CARRIER" OR "O/B/O" An ocean-going vessel designed to carry either oil or dry bulk cargoes.

     "OPA 90"  The United States Oil Pollution Act of 1990.

     "PANAMAX TANKER" A vessel of approximately 50,000 to 75,000 dwt, of maximum length and breadth and draught capable of passing through the Panama Canal.

     "PROTECTION AND INDEMNITY INSURANCE" Insurance obtained through a mutual association formed by ship owners to provide protection from large financial loss to one member by contribution towards that loss by all members.

     "SCRAP" At the end of its life, a vessel is sold to a shipbreaker who strips the ship and sells the steel. When charter rates are low, the scrap value of the vessel may exceed the present trading value of that vessel, especially if the vessel must incur significant costs to pass special surveys.

     "SMALL TANKER"  A tanker generally of less than 50,000 dwt.

     "SPECIAL SURVEY" The inspection of a vessel by a classification society surveyor which takes place every four to five years. A shipowner often must incur a great deal of repair expense in order to pass his fourth and fifth special survey and as a result may choose to simply scrap the vessel beforehand.

     "SPOT MARKET"  The market for chartering a vessel for single voyages.

     "STORAGE" The use of a vessel for the storage rather than the transportation of cargo. When spot market rates are low, a vessel can earn comparable net cash flow from storage.

     "SUEZMAX TANKER" A vessel of approximately 115,000 to 200,000 dwt of maximum length and breadth and draught capable of passing through the Suez Canal.

     "TCE" or "TIME CHARTER EQUIVALENT" A measure of revenue performance based on a spot market rate, measured in $/ton, adjusted to equate to a time charter rate, measured in dollars per ship per day. TCE is calculated as gross revenue less the voyage specific expenses that the owner would not have incurred had the vessel been time-chartered, divided by the number of voyage days. Consistent with industry data, such as that produced by Clarkson, the TCE rates used in this Prospectus do not account for brokerage commissions or off-hire and idle time.

     "TANKER" Ship designed for the carriage of liquid cargoes in bulk, her cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals, liquid gas and wine. Tankers load their cargo by gravity from the shore or by shore pumps and discharge using their own pumps.

     "TIME CHARTER" The hire of a ship for a specified period of time. The owner provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage. The charterer pays for bunkering and all voyage related expenses including canal tolls and port charges.

     "TON-MILES" A measure of tanker demand. Tons carried by a vessel multiplied by the distance traveled.

     "ULCC" Ultra Large Crude Carrier. An ocean-going tanker vessel of more than 320,000 dwt, designed to carry crude oil cargoes.

     "VLCC" Very Large Crude Carrier. An ocean-going tanker vessel of between 200,000 and 320,000 dwt, designed to carry crude oil cargoes.

     "VOYAGE CHARTER" Contract of carriage in which the charterer pays for the use of a ship's cargo capacity for one, or sometimes more than one, voyage. Under this type of charter, the ship owner pays all the operating costs of the ship (including bunkers, canal and port charges, pilotage, towage and ship's agency) while payment for cargo handling charges are subject of agreement between the parties. Freight is generally paid per unit of cargo, such as a ton, based on an agreed quantity, or as a lump sum irrespective of the quantity loaded.

     Shipping terms supplied by Dictionary of Shipping Terms, published by Lloyds of London Press Limited (1985), and other sources.

                                [AFRAMAX FLEET]

                           [LEFT SIDE CAPACITY CHART]

                          [RIGHT SIDE CAPACITY CHART]

     ---------------------------------------------------------
           ---------------------------------------------------------
     ---------------------------------------------------------
           ---------------------------------------------------------

     ---------------------------------------------------------
           ---------------------------------------------------------
     ---------------------------------------------------------

           ---------------------------------------------------------
     NO PERSON HAS BEEN AUTHORIZED
TO GIVE ANY INFORMATION OR TO MAKE
ANY REPRESENTATION OTHER THAN THOSE
CONTAINED IN THIS PROSPECTUS, AND,
IF GIVEN OR MADE, SUCH INFORMATION
OR REPRESENTATIONS MUST NOT BE
RELIED UPON AS HAVING BEEN
AUTHORIZED. THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL OR THE
SOLICITATION OF AN OFFER TO BUY ANY
SECURITIES OTHER THAN THE SECURITIES
TO WHICH IT RELATES OR AN OFFER TO
SELL OR THE SOLICITATION OF AN OFFER
TO BUY SUCH SECURITIES IN ANY
CIRCUMSTANCES IN WHICH SUCH OFFER OR
SOLICITATION IS UNLAWFUL. NEITHER
THE DELIVERY OF THIS PROSPECTUS NOR
ANY SALE MADE HEREUNDER SHALL, UNDER
ANY CIRCUMSTANCES, CREATE ANY
IMPLICATION THAT THERE HAS BEEN NO
CHANGE IN THE AFFAIRS OF THE COMPANY
SINCE THE DATE HEREOF OR THAT THE
INFORMATION CONTAINED HEREIN IS
CORRECT AS OF ANY TIME SUBSEQUENT TO
ITS DATE.
--------------------------------------------------------------------
         TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Available Information.........................       2
Enforceability of Civil Liabilities Under the
  Federal Securities Laws.....................       3
Forward-Looking Statements....................       3
Prospectus Summary............................       4
Summary Consolidated Financial and Other
  Data........................................       8
Risk Factors..................................      10
Use of Proceeds...............................      17
Dividend Policy...............................      17
Price Range of Common Stock...................      18
Capitalization................................      19
Selected Consolidated Financial and Other
  Data........................................      20
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition...................................      23
Business......................................      28
Management....................................      47
Principal and Selling Stockholders............      50
Description of Certain Indebtedness...........      50
Certain Transactions With Related Parties.....      51
Shares Eligible For Future Sale...............      52
Description of Capital Stock..................      53
Tax Considerations............................      54
Incorporation of Documents by Reference.......      58
Legal Matters.................................      58
Experts.......................................      59
Index to Consolidated Financial Statements....     F-1
Underwriting..................................     U-1
Definitions of Shipping Terms.................     A-1

                                                      7,000,000 SHARES
                                                      TEEKAY SHIPPING
                                                        CORPORATION
                                                        COMMON STOCK
                                                       (NO PAR VALUE)

            --------------------------------------------------------------------
                                                            LOGO


            --------------------------------------------------------------------
                                                    GOLDMAN, SACHS & CO.
                                                DONALDSON, LUFKIN & JENRETTE
                                                   SECURITIES CORPORATION
                                                        FURMAN SELZ
                                            REPRESENTATIVES OF THE UNDERWRITERS